Filed pursuant to Rule 424(b)(4)
File No. 333-258650

PROSPECTUS

$135,000,000

Charah Solutions, Inc.

8.50% Senior Notes due 2026

We are offering $135,000,000 aggregate principal amount of our 8.50% Senior Notes due 2026 (the “Notes”). Interest on the Notes will accrue from August 25, 2021, and will be paid quarterly in arrears on January 31, April 30, July 31 and October 31 of each year, commencing on October 31, 2021, and at maturity. The Notes will mature on August 31, 2026. We may redeem the Notes in whole or in part on or after August 31, 2023, at our option at the redemption prices and as described under the caption “Description of Notes—Optional Redemption.” In addition, we may redeem the Notes, in whole, but not in part, at any time at our option, at a redemption price equal to 100.5% of the principal amount plus accrued and unpaid interest to, but not including, the date of redemption, upon the occurrence of certain change of control events, as described under “Description of Notes—Optional Redemption Upon Change of Control.” The Notes will be issued in denominations of $25 and in integral multiples thereof.

The Notes will be our senior unsecured obligations, will rank equally with all of our existing and future senior unsecured indebtedness and will be senior to any other indebtedness expressly made subordinate to the Notes. The Notes will be effectively subordinated to all of our existing and future secured indebtedness (to the extent of the value of the assets securing such indebtedness) and structurally subordinated to all existing and future liabilities of our subsidiaries, including trade payables.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and have elected to comply with certain reduced public company reporting requirements.

Investing in the Notes involves risks that are described in the “Risk Factors” section beginning on page 20 of this prospectus and in the documents incorporated by reference herein.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

We intend to apply to list the Notes on the New York Stock Exchange (“NYSE”). If approved for listing, trading on the NYSE is expected to begin within 30 business days of August 25, 2021, the original issue date. If such a listing is obtained, we have no obligation to maintain such listing, and we may delist the Notes at any time.

	Per Note	Total
Public offering price(1)	$25.00	$135,000,000
Underwriting discount(1)(2)	$0.875	$4,725,000
Proceeds, before expenses, to us(1)	$24.125	$130,275,000

(1)	B. Riley Securities, Inc. (“B. Riley”), as representative of the underwriters, elected to exercise its option to purchase an additional $5,000,000 aggregate principal amount of Notes offered hereby.
(2)	See “Underwriting” for a description of all underwriting compensation payable in connection with this offering.

One of our existing significant stockholders, Bernhard Capital Partners Management, LP (together with the investment funds managed by or affiliated therewith, “BCP”), has agreed to backstop up to approximately $15,000,000 of Notes in the offering to the extent such Notes aren’t otherwise sold. However, such interest is not binding on the Company or the underwriters and the underwriters may determine to sell more, less or no Notes in this offering to BCP.

The underwriters expect to deliver the Notes to purchasers in book-entry only form through the facilities of The Depository Trust Company for the accounts of its participants, including Euroclear Bank S.A./N.V., as operator of the Euroclear System, and Clearstream Banking, société anonyme, on or about August 25, 2021.

Book-Running Managers

B. Riley Securities	Boenning & Scattergood	Janney Montgomery Scott

Ladenburg Thalmann	William Blair

Lead Manager

EF Hutton, division of Benchmark Investments, LLC

Co-Managers

Aegis Capital Corp.	Colliers Securities LLC

Huntington Capital Markets	Newbridge Securities Corporation	Ziegler

The date of this prospectus is August 20, 2021.

ABOUT THIS PROSPECTUS

You should rely only on the information contained in or incorporated by reference into this prospectus and any free writing prospectus that we have authorized for use in connection with this offering. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer and sale is not permitted. You should assume that the information appearing in this prospectus, the documents incorporated by reference herein and any free writing prospectus that we have authorized for use in connection with this offering is accurate only as of the date of those respective documents. Our business, financial condition, results of operations and prospects may have changed since those dates. You should read this prospectus, the documents incorporated by reference herein and any free writing prospectus that we have authorized for use in connection with this offering when making your investment decision. You should also read and consider the information in the documents we have referred you to in the sections of this prospectus entitled “Incorporation of Certain Information by Reference” and “Where You Can Find Additional Information.”

As used in this prospectus, except as otherwise provided herein or unless the context otherwise requires:

•	references to “we,” “us,” “our,” and the “Company,” unless the context requires otherwise, are to Charah Solutions, Inc. and its consolidated subsidiaries; and

•	references to the “Notes” refer to the 8.50% Senior Notes due 2026 offered hereby.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements, other than statements of historical fact included in this prospectus, regarding our strategy, future operations, financial position, estimated revenue and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this prospectus, the words “may,” “will,” “could,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions are intended to identify forward-looking. However not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements described under, but not limited to, the heading “Item 1A. Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Annual Report on Form 10-K for the year ended December 31, 2020, Quarterly Reports on Form 10-Q for the quarters ended March 31, 2021 and June 30, 2021 and our other filings with the SEC.

Forward-looking statements may include statements about:

•	the impacts from the COVID-19 pandemic on the Company’s business;

•	our business strategy;

•	our operating cash flows, the availability of capital and our liquidity;

•	our future revenue, income and operating performance;

•	our ability to sustain and improve our utilization, revenue and margins;

•	our ability to maintain acceptable pricing for our services;

•	our future capital expenditures;

•	our ability to finance equipment, working capital and capital expenditures;

•	competition and government regulations;

•	our ability to obtain permits and governmental approvals;

•	pending legal or environmental matters or liabilities;

•	environmental hazards;

•	industrial accidents;

•	business or asset acquisitions;

•	general economic conditions;

•	credit markets;

•	our ability to successfully develop our research and technology capabilities and to implement technological developments and enhancements;

•	uncertainty regarding our future operating results;

•	our ability to obtain additional financing on favorable terms, if required, to fund the operations and growth of our business;

•	timely review and approval of permits, permit renewals, extensions and amendments by regulatory authorities;

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•	our ability to comply with certain debt covenants;

•	our expectations relating to dividend payments and our ability to make such payments, if any; and

•	plans, objectives, expectations and intentions, as well as any other statement contained in this prospectus that are not statements of historical fact.

We caution you that these forward-looking statements are subject to a number of risks, uncertainties and assumptions, which are difficult to predict and many of which are beyond our control. It is not possible for our management to predict all of the risks associated with our business, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Although we believe that our plans, intentions and expectations reflected in or suggested by the forward-looking statements we make in this prospectus are reasonable, we can give no assurance that these plans, intentions or expectations will be achieved or occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

All forward-looking statements, expressed or implied, included in this prospectus are expressly qualified in their entirety by this cautionary statement and speak only as of the date of this prospectus. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue.

Except as otherwise required by applicable law, we disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this prospectus.

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SUMMARY

This summary highlights selected information appearing elsewhere in, or incorporated by reference into, this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in the Notes. You should carefully read the entire prospectus, any free writing prospectus that may be provided to you in connection with the offering of the Notes, and information incorporated by reference in this prospectus, including the section entitled “Risk Factors” beginning on page 20 of this prospectus, in our Annual Report on Form 10-K for the year ended December 31, 2020, Quarterly Reports on Form 10-Q for the quarters ended March 31, 2021 and June 30, 2021, and the financial data and related notes and the other documents that we incorporate by reference into this prospectus.

About Charah Solutions, Inc.

Charah Solutions, Inc. (together with its subsidiaries, “Charah Solutions,” the “Company,” “we,” “us,” or “our”) is a leading national service provider of mission-critical environmental services and byproduct sales to the power generation industry. We offer a suite of remediation and compliance services, byproduct sales and marketing, fossil services and environmental risk transfer (“ERT”) services. We also design and implement solutions for complex environmental projects (such as coal ash pond closures) and facilitate coal ash recycling through byproduct sales and other beneficial use services. We believe we are a partner-of-choice for the power generation industry due to our quality, safety, domain experience and compliance record, all of which are key criteria for our customers. In 2020, we performed work at more than 40 coal-fired generation sites nationwide.

Charah Solutions, Inc. was incorporated in Delaware in 2018 in connection with our initial public offering in June 2018 and, together with its predecessors, has been in business since 1987. Since our founding, we have continuously worked to anticipate our customers’ evolving environmental needs, increasing the number of services we provide through our embedded presence at their power generation facilities. Our multi-service platform allows customers to efficiently source multiple required offerings from a single, trusted partner compared to service providers with more limited scope.

On November 19, 2020, we sold Allied Power Holdings LLC (“Allied”), our subsidiary that provided maintenance, modification and repair services to the nuclear and fossil power generation industry, to an affiliate of BCP, our majority shareholder, in an all-cash deal for $40 million subject to customary adjustments for working capital and other adjustments as set forth in the Purchase Agreement.

During the fourth quarter of 2020, we realigned our segment reporting into a single operating segment to reflect the suite of end-to-end services we offer our utility partners and how our chief operating decision maker reviews consolidated financial information to evaluate results of operations, assess performance and allocate resources for these services. We provide the following services through our one segment: remediation and compliance services, byproduct sales, fossil services and ERT services. Remediation and compliance services are associated with our customers’ need for multi-year environmental improvement and sustainability initiatives, whether driven by regulatory requirements, power generation customer initiatives or consumer expectations and standards. Byproduct sales support both our power generation customers’ desire to recycle their recurring and legacy volumes of coal combustion residuals (“CCRs”), commonly known as coal ash, and our ultimate end customers’ need for high-quality, cost-effective raw material substitutes. Fossil services consist of recurring and mission-critical coal ash management and operations for coal-fired power generation facilities. ERT services represent an innovative solution designed to meet the evolving and increasingly complex needs of utility customers. These customers need to retire and decommission older or underutilized assets while maximizing the asset’s value and improving the environment. Our ERT services manage the sites’ environmental remediation requirements, benefiting the communities and lowering the utility customers’ cost.

On February 10, 2021, we purchased the Texas Municipal Power Agency’s (“TMPA”) Gibbons Creek Steam Electric Station and Reservoir’s related assets in Grimes County, Texas. We acquired the 6,166-acre area, including the closed power station, a 3,500-acre reservoir, dam and spillway and other property. As part of our ERT services, we are responsible for the shutdown and decommissioning of the coal power plant, and as part of the acquisition, we assumed an asset retirement obligation for the site landfill and ash pond environmental remediation work.

As a result of our comprehensive offerings, the embedded nature of our on-site presence, our domain experience, and our track record of successful execution, we have built long-term relationships with leading U.S. regulated utilities and independent power producers, including Dominion Energy, Inc., Duke Energy Corporation, Dynegy Inc., PPL Corporation, The Southern Company, and Consumers Energy, among others. These relationships have spanned over 20 years in some cases. Our operational footprint’s national scale is also a key competitive differentiator, as many competitors are localized, focusing on a single geographic area (sometimes isolated to a single plant). We operate in more than 20 states, resulting in an overall footprint and density in key markets that we believe are difficult to replicate. We believe our national reach enables us to successfully pursue new business within our existing customer base and attract new customers while providing consistent quality, safety, and compliance standards.

Our services platform is led by a senior executive team with deep industry experience and supported by a highly skilled labor force. The nature of our work requires employees to have specialized skills, training, and certifications for them to be allowed on-site at our customers’ facilities. Collectively, our focus on human capital management enables us to maintain and develop a labor force of highly qualified, well-trained personnel capable of handling our customers’ needs.

Recent Developments

Going Concern

As of June 30, 2021, borrowings under the Credit Facility (as defined herein) total approximately $132,788,000. The Credit Facility will mature in July 2022. In addition, in August 2021, we entered into an amendment to the Credit Facility to waive noncompliance with certain financial covenants as of June 30, 2021 and to amend certain financial covenants as of September 30, 2021 in order to avoid projected non-compliance that could result in acceleration of maturity. We do not have sufficient cash on hand or available liquidity to repay the maturing credit facility debt as it becomes due within one year after the date that the condensed consolidated financial statements are issued in the Quarterly Report on Form 10-Q for the quarter ending June 30, 2021. These conditions and events raise substantial doubt about our ability to continue as a going concern.

In response, we are offering the Notes pursuant to this registration statement and intend to use the proceeds from the B. Riley Stock Purchase (as defined herein), together with the net proceeds from this offering to fully repay and terminate the Credit Facility. However, this offering is subject to market conditions not within our control, and therefore, implementation of management’s plans cannot be deemed probable. As a result, management has concluded these plans do not alleviate substantial doubt about our ability to continue as a going concern.

Backstop Commitment

B. Riley has committed, prior to the commencement of this offering, to underwrite up to $120 million of Notes in this offering, subject to certain terms and conditions (the “B. Riley Backstopped Amount”). B. Riley has also committed to provide a guaranty or post cash collateral in an amount equal to the letters of credit outstanding pursuant to the Credit Facility of $17,808,180. In exchange for the B. Riley Backstopped Amount, we have agreed to pay B. Riley (i) a fee equal to 3.5% of the gross proceeds received from the sale of the Notes other than gross proceeds received from the BCP Backstopped Amount (defined below), if any, plus (ii) other fees equal to 0.5% of the gross proceeds received from the sale of the Notes, plus (iii) a backstop fee equal to 2.0% of the B. Riley Backstopped Amount, each to be paid by means of a discount from the offering price. BCP has also agreed, prior to the commencement of this offering, to backstop the purchase of up to $15 million of Notes in this offering, subject to certain terms and conditions (the “BCP Backstopped Amount”). In exchange for the BCP Backstopped Amount, we have agreed to pay BCP (i) a fee equal to 3.5% of gross proceeds received from the sale of the BCP Backstopped Amount of Notes plus (ii) 2.0% of the BCP Backstopped Amount.

Private Sale of Shares of Common Stock to B. Riley

B. Riley, the lead bookrunning manager in this offering, entered into a stock purchase agreement, dated August 6, 2021 (the “B. Riley Stock Purchase Agreement”), pursuant to which B. Riley purchased 2,888,889 shares of our common stock, par value $0.01 per share (“common stock”) in a private transaction at $4.50 per share (the “B. Riley Stock Purchase”), which purchase was completed on August 6, 2021. Pursuant to the terms of the B. Riley Stock Purchase Agreement, the Company, B. Riley and B. Riley Financial, Inc. (“B. Riley Financial”) entered into an Investor Rights Agreement (the “Investor Rights Agreement”). Pursuant to the Investor Rights Agreement, B. Riley Financial nominated Kenneth M. Young to our board of directors. As described in “Use of Proceeds”, the Company expects to use the proceeds from the B. Riley Stock Purchase, together with the net proceeds from this offering, to fully repay and terminate our Credit Facility, with any remaining proceeds to be used for general corporate purposes.

ABL Facility

We are currently negotiating the terms of an asset-based facility (the “Future ABL Facility”) comprised of (i) up to $30 million asset-based revolving credit facility and (ii) up to $5 million letter of credit facility by and among us, the lenders party thereto from time to time and a large national bank as administrative agent. The Future ABL Facility is expected to mature in September 2025. While there can be no assurance we will enter into the Future ABL Facility on the terms as described below or at all, we currently anticipate that the Future ABL Facility will reflect the below.

The interest rates per annum applicable to the loans under the Future ABL Facility are based on a fluctuating rate of interest measured by reference to LIBOR. Customary upfront fees are payable on the Future ABL Facility.

The Future ABL Facility is expected to contain various customary representations and warranties and restrictive covenants that, among other things and subject to specified exceptions, will restrict the ability of us and our restricted subsidiaries to grant liens, incur indebtedness (including guarantees), make investments, engage in mergers and acquisitions, make dispositions of assets, make restricted payments or change the nature of our or our subsidiaries’ business. The Future ABL Facility is expected to contain financial covenants related to the minimum fixed charge coverage ratio.

The Future ABL Facility is expected to include customary events of default, including non-payment of principal, interest or fees as they come due, violation of covenants, inaccuracy of representations or warranties, cross-default to certain other material indebtedness, bankruptcy and insolvency events, invalidity or impairment of guarantees or security interests, material judgments and change of control.

Market Opportunity

The U.S. power generation industry is composed of critical infrastructure providing essential electric power to communities nationwide. According to the U.S. Energy Information Administration (the “EIA”), as of 2019, there were approximately 500 large-scale facilities in the United States with generation capabilities of at least

250 megawatts, including over 150 coal-fired power plants. With near-constant demand from consumers and industry, these facilities’ continuous operation is critical given potentially high economic and reputational costs of downtime. These complex facilities have specialized and recurring environmental and compliance service needs to maintain continuous operations throughout their lifecycles. These service needs are particularly significant for coal-fired plants due to the increasing demands of environmental regulation, aging nature of the installed base, and the feedstock characteristics required to power such facilities. Due to the breadth and scope of these service needs, power plant operators typically do not possess the necessary capabilities internally and instead outsource these mission-critical and often regulatory-driven requirements to a fragmented set of service providers. Many significant dynamics support the continuing need for these specialized services.

Coal-Fired Power Plants Have Significant and Recurring Environmental Management Needs Associated with Their Waste Byproducts

Coal-fired power plants consistently generate various waste byproducts throughout the power generation process. The primary type of these waste byproducts is CCRs. CCRs come in multiple forms, including fly ash, bottom ash, and boiler slag, and are collected throughout the coal burning process. Although not considered a hazardous waste under the Resource Conservation and Recovery Act, as amended (the “RCRA”), utilities have significant regulatory and reputational risks associated with the handling and disposal of coal ash. According to the American Coal Ash Association, more than 78 million tons of coal ash were generated in 2019, the latest year for which data is available. Coal ash management is mission-critical to coal-fired power plants’ daily operations as they generally have on-site storage capacity for only two to three days of CCR waste accumulation. This limited coal ash storage capacity requires continuous daily monitoring, handling, transportation, and disposal to enable ongoing power plant operation. The U.S. Environmental Protection Agency (the “EPA”) has estimated that coal-fired utilities spend approximately $2.9 billion per year on coal ash management. Power plant operators typically engage specialized service providers to conduct this critical recurring activity on-site alongside their personnel operating the plant.

Large Installed Base of Legacy Coal Ash Disposal Ponds That Require Remediation

Collected coal ash is disposed of or beneficially used (recycled) in a range of applications. According to the American Coal Ash Association, as of 2019, utilities disposed of approximately 48% of coal ash generated. According to EPA data published, approximately 80% of the coal ash disposed of was placed on-site in ash ponds or landfills, and the balance was transported and disposed of off-site at third-party landfills. For many years, coal-fired power plants relied on ash ponds as the primary disposal locations for CCRs. The vast majority of these older inactive and older existing ash ponds were constructed without the design standards now mandated by regulation to prevent harm to the environment, and those ponds will require remediation or closure in the future. The EPA estimated in 2019 that there were over 1,000 active and inactive on-site ash ponds and landfills requiring remediation or closure. These sites will require significant capital expenditures from their owners and specialized environmental expertise to monitor them on an ongoing basis, remediate and relocate the waste, or completely close.

Power Plant Operators Are Increasingly Focused on Environmental Stewardship and Regulatory Compliance

Power plant operators face increasing pressure from regulators, advocacy groups, and their communities to manage the environmental risks associated with their operations. Therefore, the industry is increasingly focused on environmental stewardship. Due to the potentially considerable consequences of environmental liabilities, spending on environmental liability management has increased over time and is expected to increase in the future.

Additionally, power plants are highly regulated by environmental authorities at the federal, state, and local government levels, which have recently added compliance requirements. A recent example is the Disposal of

Coal Combustion Residuals From Electric Utilities; Final Rule (the “CCR Rule”). The EPA enacted the CCR Rule in April 2015 in response to two significant coal ash spills in Kingston, Tennessee and Eden (Dan River), North Carolina, that caused widespread environmental damage. The CCR Rule regulates the disposal of coal ash as a solid waste. It established new requirements for the closure and remediation of existing coal ash ponds and restrictions on the location of new ash ponds. The CCR Rule will result in significant incremental environmental management costs for many industry participants. Also, the power generation industry is proactively implementing environmental best practices across their assets, even when not yet required by law. Finally, as the result of a settlement in North Carolina in January 2020, it is estimated that 125 million tons of coal ash will need to be excavated and moved to lined landfills in that state.

Recycling Waste Byproducts Is a Critical Component of the Coal Ash Value Chain

Coal ash can be recycled to produce positive environmental, economic, and performance benefits, such as reduced use of other natural resources, lower greenhouse gas emissions, and improved strength and durability of materials. According to the American Coal Ash Association, approximately 41 million tons of coal ash, or 52% of generated coal ash, was beneficially used in 2019. The leading beneficial use of coal ash is as a direct and more economical substitute for cement during the production of concrete (approximately 12.6 million tons of CCRs, annually as of 2019). There are many good reasons to view coal combustion residuals as a resource rather than a waste. Recycling them conserves natural resources and saves energy.

In many cases, products made with CCRs perform better than products made without them. For instance, coal fly ash makes concrete stronger and more durable. It also reduces the need to manufacture Portland cement, resulting in significant reductions in greenhouse gas emissions—about 12 million tons in 2019 alone. An economic analysis by the American Road and Transportation Builders Association found that the use of coal fly ash saves $5.23 billion in the average annual cost of building roads, runways, and bridges in the United States. This includes a $2.5 billion savings in the annual price of materials, an additional $930 million each year in pavement repair work, and $1.8 billion in bridge work due to the longer pavement life of fly ash concrete. Additionally, technologies currently available, including our EnviroSourceTM (formerly MP618®) multi-process ash beneficiation technology, improve the characteristics of certain types of coal ash, making them more viable for recycling purposes and ultimately increasing the addressable market of recyclable coal ash.

Coal Power Generation Remains an Important Energy Source

According to the EIA, while renewable sources of energy and natural gas are expected to provide an increasing share of U.S. domestic energy production, coal-fired power generation is expected to remain a key baseload energy source for decades, providing at least 0.9 trillion kilowatt-hours of energy production annually through 2050. During 2020, coal power generation accounted for approximately 20% of domestic U.S. energy generation. Coal power generation is projected to increase to 23% during 2021 and 2022 following a decline during 2020 from lower demand due to the coronavirus (“COVID-19”) pandemic and increasing demand for competing fuels used for power generation. Despite short-term improvements, coal-fired capacity will continue to shrink. Based on current plans, the EIA projects the removal of about 2.7 gigawatts (“GW”) of coal power generation capacity in 2021, following the loss of about 9.4 GW in 2020. Through 2021-2025, the EIA forecast that about 25.2 GW of coal-fired capacity will be removed. Although other energy generation sources, such as natural gas and renewables, are expected to make moderate gains on a percentage contribution basis, we believe the aggregate demand for coal power generation will remain consistent as the installed base of coal plants are deeply entrenched throughout the U.S. national power grid.

The Power Generation Industry Increasingly Requires Larger Scale Environmental Service Providers

The mounting burden of environmental compliance, the constant need to maintain aging facilities, and the focus on continuous and safe plant operations have the power generation industry, particularly the coal-fired energy producers, increasingly seeking to partner with outsourced service providers having a larger and broader scale that can provide a range of services on their behalf. Most prospective service providers either have narrow service offerings or a highly localized geographic focus (sometimes limited to a single plant). Few service providers can offer broad service capabilities with a track record of quality service, exceptional safety, exacting environmental standards, and a reliable labor force like Charah Solutions.

According to the EIA, between 2011 and the first half of 2020, 95 GW of coal capacity was closed or switched to another fuel source and another 25 GWs of coal-fired capacity is estimated to be closed by 2025. The closures will decrease the capacity of the U.S. coal fleet to less than 200 GW, more than one-third lower than its peak of 314 GW in 2011. After a coal-fired plant is retired, the site will go through a multi-year decommissioning, remediation and closure process. Remediation of CCRs is the main focus of coal plant decommissioning. Depending on the facility, CCRs are disposed of in on-site landfills or coal ash ponds, or are beneficially reused in other products.

Many utilities are experiencing an increased need to retire and decommission older or less economically viable generating assets while minimizing costs and maximizing the asset’s value and improving the environment. Our ERT services allow these partners to remove the environmental risk and insurance obligations and place control and oversight with a company specializing in these complex remediation and reclamation projects. We believe our broad set of service capabilities, track record of quality service and safety, exacting environmental standards, and a dependable and experienced labor force is a significant competitive advantage. Our work, mission and culture are directly aligned with meeting environmental, sustainability, and governance standards and providing innovative services to solve our utility customers’ most complex environmental challenges. We believe that we are an industry leader in quality, safety, and compliance, and we are committed to reducing greenhouse gas emissions and preserving our environment for a cleaner energy future.

Our Strengths

We believe our company has become a leader in providing mission-critical environmental services to the power generation industry. Our strengths that support our leading position include:

Industry-Leading Quality, Safety, and Compliance

We believe we are a partner-of-choice for our customers due to our reputation as a leader in quality, safety, and compliance. Utilities and independent power producers are generally risk-averse and focus on environmental and safety considerations as crucial factors for awarding on-site service provider contracts. We believe our reputation for and dedication to quality, industry-leading safety record, and adherence to environmental compliance standards provide a distinct competitive advantage and differentiate us from many of our competitors. In 2020, we had an average Total Recordable Incident Rate of 0.36 over approximately 1.19 million man hours, with a 5-year average of 0.59 (which is well below the industry average for remediation services per the U.S. Bureau of Labor Statistics). We believe we have developed trusted relationships and credibility with regulatory agencies supported by our team of in-house compliance experts. We pride ourselves on being a reliable partner to our customers, consistently delivering high-quality, efficient, and on-time service.

These attributes are vital contributors to our leading market share positions. Our leading capabilities position us well for potential new business as customers recognize the value of engaging a proven service partner.

Broad Platform of Mission-Critical Environmental Services

Our broad platform of essential environmental services has enabled us to become a leading service provider to our power generation customers. In our end markets, we are a leading national service provider offering a suite of remediation and compliance services, byproduct sales and marketing, fossil services and ERT services. Our multi-service platform allows customers to gain efficiencies from sourcing multiple required offerings from a single, trusted partner compared to service providers with more limited scope.

The national scale of our operational footprint is also a key differentiator, as many of our competitors are localized, focusing on a single geographic area (sometimes isolated to a single plant). We operate in more than 20 states across the country, resulting in an overall footprint and density in key markets that we believe is difficult to replicate. Our national reach enables us to pursue new business within our existing customer base successfully and to attract new customers while providing consistent quality, safety, and compliance standards.

Long-Term Partnerships with Leading Power Generators

Our customers are some of the largest power generation companies in the United States, including Dominion Energy, Inc., Duke Energy Corporation, Dynegy Inc., PPL Corporation, The Southern Company and Consumers Energy. Given our services’ essential nature, our on-site personnel become integrated into each facility’s daily procedures, seamlessly working with utility employees to provide uninterrupted continuous operations. Our co-location and integration into our customers’ daily operations result in direct relationships with key decision-makers at every level of our customers’ organizations. We believe this embedded partnership deepens customer connectivity and drives longer customer tenure. In some cases, these relationships have spanned over 20 years. As an example, LG&E and KU Energy LLC, which PPL Corporation currently owns, has been a customer for more than 20 years. We have also demonstrated the ability to grow our service offerings with a single customer. We first provided Duke Energy Corporation with byproduct sales in 2001 at two plants, and we now provide all of our coal-related services across nine of their plants. We believe these long-term relationships are critical for renewing existing contracts, winning incremental business from existing customers at new sites, and adding new customers. For example, over the last five years, we have achieved an approximately 90% fossil services renewal rate for eligible contracts.

Innovative Solutions to Our Customers’ Environmental Challenges

Our customers regularly face complex, large-scale environmental challenges that require bespoke, technical solutions. We believe we have a proactive and differentiated approach to solving these challenges. Our internal technical and engineering experts have developed in-depth domain knowledge and capabilities in environmental remediation and beneficial use of coal ash due to our long-term and significant experience in the sector. We believe this credibility, combined with an entrepreneurial mindset, enables us to source market opportunities not readily available to our competitors.

As an example, we demonstrated this innovative approach for a major reclamation project at the Asheville Regional Airport in North Carolina. In the course of remediating an on-site ash pond at a nearby coal power plant, we had the vision to beneficially use that ash as structural fill underneath a newly constructed taxiway at the airport. Our engineers designed a state-of-the-art, highly engineered structural fill system to capture the ash in an environmentally sound way. Asheville Regional Airport saved approximately $12 million by using coal ash instead of traditional materials, and approximately 4 million cubic yards of coal ash from an ash pond were beneficially used. We believe this innovative approach, coupled with new technologies and processes, generates additional value for our customers and stockholders.

Furthermore, our ERT turnkey project for Consumers Energy in Michigan is another example of our creative solutions to a complex problem. Remediating the existing ash ponds at the B.C. Cobb facility was part of the post-closure regulation requirements and sustainability objectives of the site. Additionally, the utility and the community wished to further advance the wetlands along the eastern shore of Lake Michigan. We provided Consumers Energy with a cost-effective proposal to meet these goals and provide remediation of the ponds and repurposing the site to natural wetlands.

In February 2021, we, through our wholly-owned special purpose vehicle subsidiary Charah Environmental Redevelopment Group (“CERG”), closed on an Asset Purchase Agreement with TMPA to acquire, remediate and redevelop the Gibbons Creek Steam Electric Station and Reservoir (the “Gibbons Creek Transaction”). As part of this agreement, we took ownership of the 6,166-acre area, which includes the closed power station and adjacent property, the 3,500-acre reservoir, dam and floodway. As part of our custom solution for TMPA, CERG assumed all environmental responsibilities and became responsible for the decommissioning of the coal power plant as well as performing all environmental remediation work for the site landfills and ash ponds. We plan to redevelop the property in an environmentally conscious manner that will expand economic activity and benefit the surrounding communities as well as restore the property to a state that will enable it to be put to its best potential use. The existing power plant will be demolished, and we will work with the Texas Commission on Environmental Quality to complete all environmental remediation required for the property and then plans to redevelop the remediated property within all zoning restrictions. The redevelopment of the property is expected to be completed within 34 months.

Entrepreneurial Management Team Supported by Highly Skilled Labor Force

We are led by an experienced management team with an entrepreneurial mindset and a keen focus on safety and customer service. Our senior executive team consists of industry veterans with deep industry experience, helping us provide high-quality operational execution and solidify long-term customer relationships. In addition to a commitment to developing internal talent, we have made key strategic external hires to deepen our expertise further. Our entrepreneurial mindset drives us to continually search for new ways to maximize relevance to customers and develop innovative solutions.

Our customers have unique certification and training requirements for the service providers they allow on-site. Our ability to hire, develop, and retain a highly-skilled labor force with specialized skills, training, and certifications is a critical differentiator in the sector. We also have a dedicated team of in-house professionals that focus exclusively on training, certification, and mentorship. As part of our commitment to safety and compliance, each of our on-site employees must complete a unique, rigorous training program. We train our managers to lead from the front line and share, involve, and support their teams. Our ability to rapidly staff large-scale projects is also critical. Collectively, our human capital management allows us to maintain and develop a labor force of highly qualified, well-trained personnel capable of handling our customers’ needs.

Our Growth Strategy

Expand Market Share by Capitalizing on the Significant Needs of Power Generation Customers

We have a substantial growth opportunity in the near term as U.S. coal-fired power generation facilities continue to remediate and close coal ash ponds and landfills. These projects are triggered as coal power plant operators preemptively manage environmental liabilities, comply with regulatory requirements (at the local, state, and federal level), and work to meet consumer standards for environmental sustainability. We believe there are $75 billion in coal ash remediation opportunities in the U.S., driving a need for creative remediation solutions, including the beneficiation of ash. We estimate there are over 1,000 legacy ash ponds and landfills, substantially all of which remain to be remediated. We expect that customer spending for our core services, including ash pond and landfill remediation, will increase significantly over the next three to five years in response to these remediation requirements. We believe spending on coal ash management will increase due to our customers’ increased focus on environmental stewardship.

Continue to Grow On-Site Services Revenue by Expanding Our Offerings

We believe our broad platform of services is a competitive differentiator and, therefore, continuing to enhance the breadth of services offered to our existing customers is a key growth opportunity. We are a trusted partner and our team is embedded with the customer on-site to handle its most critical operational needs. As a result, we are well-positioned to identify relevant, attractive service offerings to add to our portfolio. We believe opportunities exist across our platform in waste byproduct management, recycling and environmental remediation services. There is an estimated 1.5 billion tons of coal ash stored at over 1,000 U.S. ash ponds and landfills, which presents a $75 billion dollar opportunity for coal ash remediation. In addition, it is estimated that byproduct sales is a $1 billion annual market due to demand for coal combustion products in the form of fly ash, synthetic gypsum, bottom ash and boiler slag. We have earned our reputation as the premier one-stop solution to the power generation industry for ash pond remediation and compliance, environmentally friendly ash recycling and daily ash operations. We believe our customers will continue to find value in a full-service platform and source incremental services from us as an existing, on-site, trusted partner.

Leverage New and Existing Customer Relationships to Maximize Fleet-Wide Opportunities

The trend among our customers is to consolidate service providers. Given the breadth of our service offerings and our access to our customers’ senior decision-makers, we believe we are well-positioned to deepen our relationship with current customers by providing our services to other coal-fired power plants within their fleets. 12 of our top 20 customers have investment grade credit ratings. We see an opportunity to increase this percentage meaningfully. We will also seek to generate business with new utility customers and compete fleet-wide across their power plant footprints. We see similar opportunities in international geographies.

Invest in Innovative Technologies, Processes, and Solutions

We believe investments in new technology and processes present opportunities to provide higher-margin offerings while also improving the environment. Our operations’ embedded nature gives us a superior understanding of unique customer problems allowing us to deploy innovative solutions. We believe there are opportunities for technological innovation in environmental compliance and stewardship. For example, our EnviroSourceTM ash beneficiation technology provides an innovative new proprietary thermal process for fly ash beneficiation. This technology converts previously unusable coal ash into a consistent, high-quality fly ash that meets industry specifications, increasing marketable fly ash supply to concrete producers nationwide. We expect these innovative technologies will allow us to optimize our traditional fly ash sales and distribution, enter new markets for our products, and provide cleaner, environmentally friendly solutions to our customers. We intend to continue to invest in new technologies and other processes that expand our portfolio of solutions and further establish us as an innovator in our industry.

Project Backlog and 2021 Guidance

We have a strong and growing backlog of projects with a diversified group of blue-chip utilities and other customers across our four operating categories, which have and will continue to support strong revenue and gross profit performance. In 2020, we won approximately $715 million in new project awards, the largest in our history. And, we have continued this success into 2021 with $685 million of new project awards obtained year-to-date as of August 9, 2021. We also have high visibility into a pipeline of new opportunities and are well-positioned to capture significant new projects between now and the end of 2022. There is an estimated $75 billion in opportunities in coal ash remediation, with less than 10% of necessary spend yet realized and the environmental remediation and compliance services market is expected to reach $38 billion by 2025.

The results for the second half of this year should benefit from an increased contribution from our Gibbons Creek project as well as continued ramping up of recent new awards, which include large remediation and compliance projects. In addition, we expect to see improvement in certain ongoing projects that experienced adverse weather or other issues in the first half of the year. Based on our results year to date and our current expectations for the second half of the year, our 2021 outlook is as follows:

(in millions)	Guidance
Revenue	$260 - $300

Net loss attributable to Charah Solutions, Inc.	($5) - $0

Adjusted EBITDA(1)	$35 - $40

Adjusted free cash flow(1)	$33 - $38

(1)

Adjusted EBITDA and Adjusted free cash flow are not financial measures calculated in accordance with GAAP. We believe these measures provide important perspective regarding our operating results and liquidity, as applicable. “ -Non-GAAP Financial Measures” contains a description of each of these measures and a reconciliation to the most directly comparable GAAP measure.

The 2021 guidance presented above is based on the management’s assumptions. Any events including, among others, changes in general industry and market conditions, economic conditions and governmental and public policy, could cause actual future performance, outcomes, results and financial information to vary from management’s expectations. The assumptions and estimates underlying the 2021 guidance presented above are inherently uncertain and, although we consider them reasonable as of the date of this prospectus, they are subject to a wide variety of risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information, including as discussed in “Risk Factors,” and we can give no assurance they will be correct.

Competition

The power and environmental services industries are highly fragmented across regional competitors. A limited subset of competitors provides a national presence, few of which offer the same spectrum of services we provide through our one reportable segment. Our competitors consist of a combination of large environmental and waste management businesses that do not specialize in ash management services and hundreds of regional and local companies with limited-service areas, typically servicing only one to three sites each. The highly fragmented and regional nature of our industry has produced a limited number of competitors with a national scope.

We are a leading national service provider offering a suite of coal ash management and recycling services to the power generation industry. While some competitors are significantly engaged in one of the core areas in the power or environmental services value chain, many have limited or no engagement in most of our core areas.

Our Equity Sponsor

BCP is a private equity firm investing in middle market services businesses across North American energy, industrial and infrastructure complexes with approximately $2.3 billion of assets under management. BCP seeks opportunities to apply its operations-based knowledge and relationships to positively influence the trajectory of its investments. Specifically, BCP leverages its network of world-class managers, expands services businesses across additional verticals to diversify and accelerate growth, and provides flexible buildup and growth capital. As of the date of this filing, and after giving effect to the B. Riley Stock Purchase, BCP beneficially owns 15,313,345 shares of common stock, representing 45.8% of the total voting power of our issued and outstanding common stock, along with 26,000 shares of our Series A Preferred Stock, par value $0.01 per share (the “Series

A Preferred Stock”) (which shares of Series A Preferred Stock are convertible into 11,078,000 shares of our common stock as of June 30, 2021), which, in aggregate and on an as-converted basis, represents 59.3% of the total voting power of our issued and outstanding common stock.

Corporate Information

Our headquarters are located at 12601 Plantside Drive, Louisville, KY 40299, and our telephone number is (502) 245-1353. Our investor relations website address is ir.charah.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.

THE OFFERING

The summary below describes the principal terms of the Notes. Some of the terms and conditions described below are subject to important limitations and exceptions. See “Description of Notes” for a more detailed description of the terms and conditions of the Notes. All capitalized terms not defined herein have the meanings specified in “Description of Notes.” Unless otherwise indicated, the information in this prospectus assumes that the underwriters do not exercise their option to purchase additional Notes.

Issuer	Charah Solutions, Inc.

Notes Offered	$135,000,000 aggregate principal amount of 8.50% Senior Notes due 2026, including the underwriters’ option which was exercised in full.

One of our existing significant stockholders, BCP, agreed to backstop up to approximately $15,000,000 of Notes in the offering to the extent such Notes aren’t otherwise sold. However, such interest is not binding on the Company or the underwriters and the underwriters may determine to sell more, less or no Notes in this offering to BCP.

Offering Price	100% of the principal amount.

Maturity	The Notes will mature on August 31, 2026, unless redeemed prior to maturity.

Interest Rate and Payment Dates	8.50% interest per annum on the principal amount of the Notes, payable quarterly in arrears on January 31, April 30, July 31 and October 31 of each year, commencing on October 31, 2021, and at maturity.

Ranking	The Notes will be our senior unsecured obligations. Accordingly, they will rank:

•	equal in right of payment with all of our existing and future unsecured senior indebtedness;

•

effectively subordinate in right of payment to all of our existing and future secured obligations, including indebtedness under our anticipated Future ABL Facility, Revolving Loan, Term Loan, Equipment Financing Facilities and Capital Lease Obligations (each as defined herein), to the extent of the value of the assets securing such indebtedness;

•	structurally subordinate to all existing and future indebtedness and liabilities (including trade payables) of our subsidiaries; and

•	senior in right of payment to any other indebtedness expressly made subordinate to the Notes.

The indenture governing the Notes does not limit the amount of indebtedness that we or our subsidiaries may incur or whether any such indebtedness can be secured by our assets. As of June 30, 2021, we had approximately $166 million of outstanding indebtedness, inclusive of approximately $12.6 million of outstanding capital lease obligations, all of which was secured.

Guarantors	The Notes will not be guaranteed by any of our subsidiaries or affiliates.

Optional Redemption	We may redeem the Notes, in whole or in part, on or after August 31, 2023, at our option, at any time and from time to time, at the redemption prices as described under “Description of Notes—Optional Redemption” beginning on page 30 of this prospectus.

In addition, we may redeem the Notes, in whole, but not in part, at any time at our option, at a redemption price equal to 100.5% of the principal amount plus accrued and unpaid interest to, but not including, the date of redemption, upon the occurrence of certain change of control events. See “Description of Notes—Optional Redemption Upon Change of Control” for additional details beginning on page 26 of this prospectus.

Conflicts of Interest	B. Riley, the lead bookrunning manager in this offering, entered into an agreement pursuant to which B. Riley purchased $13 million of our common stock in a private transaction that was completed on August 6, 2021. Pursuant to the Investor Rights Agreement entered into in connection with the stock purchase, B. Riley Financial nominated Kenneth M. Young to our board of directors. In addition, B. Riley has committed, prior to the commencement of this offering, to underwrite a minimum of $120 million in this Note offering, subject to certain terms and conditions. B. Riley has also agreed to purchase $35,000,000 of Notes in the offering. An affiliate of B. Riley has entered into an agreement pursuant to which it will collateralize the Issuer’s existing outstanding letters of credit.

Because of the foregoing, the representative has a “conflict of interest” within the meaning of Rule 5121 of the Financial Industry Regulatory Authority (“FINRA”), and this offering will be conducted in accordance with Rule 5121. The representative may not make sales of Notes in this offering to any of its discretionary accounts without the prior written approval of the account holder. FINRA Rule 5121 requires that a “qualified independent underwriter” meeting certain standards participate in the preparation of this prospectus supplement and exercise the usual standards of due diligence with respect thereto. Boenning & Scattergood (“Boenning”), has assumed the responsibilities of acting as a “qualified independent underwriter” within the meaning of Rule 5121 in connection with this offering. Boenning will not receive any additional compensation for acting as qualified independent underwriter. We have agreed to indemnify Boenning for acting as a qualified independent underwriter against certain liabilities, including liabilities under the Securities Act and to contribute to payments that Boenning may be required to make for these liabilities.

Sinking Fund	The Notes will not be subject to any sinking funding (i.e., no amounts will be set aside by us to ensure repayment of the Notes at maturity).

Use of Proceeds	We expect to receive net proceeds of approximately $130,275,000 from this offering, after deducting the underwriting discounts and commissions, but before other fees and estimated expenses. We intend to use the proceeds from the B. Riley Stock Purchase, together with the net proceeds from this offering, to fully repay and terminate our Credit Facility, with any remaining proceeds to be used for general corporate purposes, including funding future acquisitions and investments, repaying indebtedness, making capital expenditures and funding working capital. For additional information, see “Use of Proceeds” beginning on page 25 of this prospectus.

Events of Default	Events of default generally will include failure to pay principal, failure to pay interest, failure to observe or perform any other covenant or warranty in the Notes or in the indenture that governs the Notes, and certain events of bankruptcy, insolvency or reorganization. See “Description of Notes—Events of Default” beginning on page 32 of this prospectus.

Certain Covenants	The indenture that governs the Notes will contain certain covenants, including, but not limited to, restrictions on our ability to merge or consolidate with or into any other entity. These covenants are subject to important qualifications and exceptions. See “Description of Notes—Covenants” beginning on page 34 of this prospectus.

No Financial Covenants	The indenture governing the Notes will not contain financial covenants.

Additional Notes	We may create and issue additional Notes ranking equally and ratably with the Notes in all respects, so that such additional Notes will constitute and form a single series with the Notes and will have the same terms as to status, redemption or otherwise (except the price to the public, the issue date and, if applicable, the initial interest accrual date and the initial interest payment date) as the Notes; provided that if any such additional Notes are not fungible with the Notes initially offered hereby for U.S. federal income tax purposes, such additional Notes will have one or more separate CUSIP numbers.

Defeasance	The Notes are subject to legal and covenant defeasance by us. See “Description of Notes—Defeasance” for more information.

Listing	We intend to apply to list the Notes on the NYSE under the symbol “CHRB.” If the Notes are approved for listing, we expect trading in the Notes to begin within 30 business days of the original issue date. The underwriters have advised us that they intend to make a market in the Notes prior to commencement of any trading on the NYSE. However, the underwriters will have no obligation to do so, and no assurance can be given that a market for the Notes will develop prior to commencement of trading on the NYSE or, if developed, will be maintained.

Form and Denomination	The Notes will be issued in book-entry form in denominations of $25 and integral multiples thereof. The Notes will be represented by a permanent global certificate deposited with the trustee as custodian for The Depository Trust Company (“DTC”) and registered in the name of a nominee of DTC. Beneficial interests in any of the Notes will be shown on, and transfers will be effected only through, records maintained by DTC and its direct and indirect participants and any such interest may not be exchanged for certificated securities, except in limited circumstances.

Settlement	Delivery of the Notes offered hereby will be made against payment therefor on or about August 25, 2021.

Trustee	Wilmington Savings Fund Society, FSB.

Governing Law	The indenture and the Notes will be governed by and construed in accordance with the laws of the State of New York.

Risk Factors	An investment in the Notes involves significant risks. Please refer to “Risk Factors” beginning on page 20 of this prospectus and other information included or incorporated by reference in this prospectus for a discussion of factors you should carefully consider before investing in the Notes.

Summary Historical Financial Information

The following table sets forth our summary historical financial data as of and for each of the periods indicated. The summary historical financial data as of and for the years ended December 31, 2020 and 2019 are derived from our historical audited consolidated financial statements appearing in our Annual Report on Form 10-K for the year ended December 31, 2020, which is incorporated by reference herein. The summary historical financial data as of and for the three months and six months ended June 30, 2021 is derived from our historical unaudited consolidated financial statements appearing in our Quarterly Report on Form 10-Q for the three months ended June 30, 2021, which is incorporated by reference herein. The summary historical financial data as of the three months and six months ended June 30, 2020 is derived from our historical unaudited consolidated financial statements appearing in our Quarterly Report on Form 10-Q for the three months ended June 30, 2020, which is not incorporated by reference herein.

Our audited and unaudited consolidated financial statements have been prepared in accordance with GAAP. The unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements, except include all adjustments, consisting only of normal recurring adjustments that, in our opinion, are necessary to present fairly the financial information set forth in those statements. For further information that will help you better understand the summary financial data, you should read this financial data in conjunction with the financial statements and related notes and other financial information incorporated by reference in this offering memorandum. Our historical results of operations are not necessarily indicative of results to be expected for any future periods.

	Three Months Ended June 30,		Six Months Ended June 30,		Year Ended December 31,
	2021	2020	2021	2020	2020	2019
	(unaudited)		(unaudited)		(audited)
	(in thousands)
Statement of operations data:
Revenue	$63,518	$52,304	$115,625	$103,581	$232,377	$244,661
Cost of sales	(56,598)	(47,098)	(103,120)	(93,480)	209,570	223,386

Gross profit	6,920	5,206	12,505	10,101	22,807	21,275
General and administrative expenses	(9,379)	(8,657)	(18,811)	(19,325)	34,064	51,085
Gain on change in contingent payment liability	—	—	—	—	(9,702)	—
Impairment expense	—	—	—	—	38,014	—
Gain on sales-type lease	—	—	5,568	—	—	—
Gains on sales of property and equipment, net	2,696	—	3,243	—	—	—
Other operating expenses from ERT services	(1,007)	—	(1,297)	—	—	—

Operating (loss) income	(770)	(3,451)	1,208	(9,224)	(39,569)	(29,810)
Interest expense, net	(3,314)	(4,055)	(6,549)	(6,914)	(13,774)	(14,624)
Loss on extinguishment of debt	—	—	—	(8,603)	(8,603)	—
(Loss) income from equity method investment	(11)	326	191	622	(2,516)	2,295

Loss from continuing operations before income taxes	(4,095)	(7,180)	(5,150)	(24,119)	(64,462)	(42,139)
Income tax expense	72	—	229	—	(914)	4,190

Net loss from continuing operations, net of tax	(4,167)	(7,180)	(5,379)	(24,119)	(63,548)	(46,329)
Income from discontinued operations, net of tax	—	3,777	—	6,820	8,883	7,105

Net loss	(4,167)	(3,403)	(5,379)	(17,299)	(54,665)	(39,224)
Less (loss) income attributable to non-controlling interest	(1)	133	74	487	1,198	2,834

Net loss attributable to Charah Solutions, Inc.	$(4,166)	$(3,536)	$(5,453)	$(17,786)	$(55,863)	$(42,058)

	Three Months Ended June 30,		Six Months Ended June 30,		Year Ended December 31,
	2021	2020	2021	2020	2020	2019
	(unaudited)		(unaudited)		(audited)
	(in thousands)
Amounts attributable to Charah Solutions, Inc.
Loss from continuing operations, net of tax and non-controlling interest	$(4,166)	$(7,313)	$(5,453)	$(24,606)	$(64,746)	$(49,163)
Deemed and imputed dividends on Series A Preferred Stock	(148)	(167)	(295)	(167)	(461)	—
Series A Preferred Stock dividends	(2,148)	(858)	(4,215)	(969)	(4,064)	—

Net loss from continuing operations attributable to common stockholders	(6,462)	(8,338)	(9,963)	(25,742)	(69,271)	(49,163)
Income from discontinued operations, net of tax	—	3,777	—	6,820	8,883	7,105

Net loss attributable to common stockholders	$(6,462)	$(4,561)	$(9,963)	$(18,922)	$(60,388)	$(42,058)

	Three Months Ended June 30,		Six Months Ended June 30,		Year Ended December 31,
	2021	2020	2021	2020	2020	2019
	(unaudited)		(unaudited)		(audited)
	(in thousands)
Other data:
Adjusted EBITDA(1)	$6,492	$4,244	$16,012	$5,682	$14,242	$8,369

Statement of cash flows data:
Net cash provided by (used in) operating activities	(3,824)	27,548	10,242	9,228	12,522	68,653
Net cash provided by (used in) investing activities	2,467	(279)	29,951	(1,449)	42,073	(15,759)
Net cash provided by (used in) financing activities	(13,322)	(10,167)	(11,745)	30,720	(31,512)	(53,666)

Net change in cash, cash equivalents and restricted cash	$(14,679)	$17,102	$28,448	$38,499	$23,083	$(772)

(1)

Adjusted EBITDA is a non-GAAP financial measure. See “—Non-GAAP financial measures and reconciliation” below for related disclosures and calculations. Adjusted EBITDA figures are unaudited for all periods indicated above and represent amounts for continuing operations only.

	As of June 30,		As of December 31,
	2021	2020	2020	2019
	(unaudited)		(audited)
	(in thousands)
Balance sheet data:
Total assets	$329,849	$380,169	$280,960	$355,756
Total liabilities	287,960	320,158	233,221	302,483
Mezzanine equity	31,141	24,549	27,423	—
Total equity	10,748	35,462	20,316	53,273

Non-GAAP Financial Measures And Reconciliation

This registration statement refers to “Adjusted EBITDA” and “Adjusted free cash flow” which are non-GAAP financial measures. We define Adjusted EBITDA as net loss attributable to the Company before income from discontinued operations, net of tax, loss on extinguishment of debt, impairment expense, interest expense, net, income taxes, depreciation and amortization, equity-based compensation, gain on change in contingent payment liability, the Brickhaven contract deemed termination revenue reversal and transaction-related expenses and other items. Adjusted EBITDA margin represents the ratio of Adjusted EBITDA to total revenue. We define Adjusted free cash flow as cash flows from operating activities, cash and restricted cash received from ERT transactions and proceeds from the sales of property and equipment, less cash used for capital expenditures. We include cash and restricted cash received from ERT transactions and proceeds from the sales of property and equipment and exclude capital expenditures because we consider them to be a necessary component of our ongoing operations. We consider Adjusted free cash flow to be a measure that provides useful information to management and investors about the amount of cash generated by the business that can be used for investing in our business and strengthening our balance sheet, but it is not intended to represent the amount of cash flow available for discretionary expenditures since other non-discretionary expenditures, such as mandatory debt service requirements, are not deducted from this measure.

	Three Months Ended June 30,		Six Months Ended June 30,		Year Ended December 31,
	2021	2020	2021	2020	2020	2019(1)
	(unaudited)		(unaudited)		(unaudited)
	(in thousands)
Net loss attributable to Charah Solutions, Inc.	$(4,166)	$(3,536)	$(5,453)	$(17,786)	$(55,863)	$(42,058)
Income from discontinued operations, net of tax	—	(3,777)	—	(6,820)	(8,883)	(7,105)
Interest expense, net(1)	3,314	4,055	6,549	6,914	13,774	14,624
Loss on extinguishment of debt	—	—	—	8,603	8,603	—
Income tax expense	72	—	229	—	(914)	4,190
Depreciation and amortization(1)	6,169	6,538	12,315	12,864	19,131	22,846
Equity-based compensation(1)	699	530	998	1,255	2,394	2,414
Impairment expense	127	—	127	—	44,572	—
Gain on change in contingent payment liability	—	—	—	—	(9,702)	—
Brickhaven contract deemed termination revenue reversal	—	—	—	—	—	10,000
Transaction-related expenses and other items(1)(2)	277	434	1,247	652	1,130	3,458

Adjusted EBITDA	$6,492	$4,244	$16,012	$5,682	$14,242	$8,369

Adjusted EBITDA margin(3)	10.2%	8.1%	13.8%	5.5%	6.1%	3.4%

(1)	Represents amounts for continuing operations only.
(2)	Represents expenses associated with the Amendment to the Credit Facility and other miscellaneous items.
(3)

Adjusted EBITDA margin is a non-GAAP financial measure that represents the ratio of Adjusted EBITDA to total revenue. We use Adjusted EBITDA margin to measure the success of our businesses in managing our cost base and improving profitability.

	Three Months Ended June 30,		Six Months Ended June 30,		Year Ended December 31,
	2021	2020	2021	2020	2020	2019
	(unaudited)		(unaudited)		(unaudited)
	(in thousands)
Net cash (used in) provided by operating activities	$(3,824)	$27,548	$10,242	$9,228	$12,522	$68,653
Cash and restricted cash received from ERT transaction	—	—	34,900	—	—	—
Proceeds from the sales of property and equipment	3,786	141	4,232	155	8,517	2,312
Capital expenditures:
Maintenance and growth	(413)	(405)	(1,799)	(1,287)	(3,987)	(10,830)
Land improvements	(882)	—	(1,030)	—	—	—
Technology	—	(15)	—	(317)	(317)	(7,241)

Total capital expenditures	(1,295)	(420)	(2,829)	(1,604)	(4,304)	(18,071)

Adjusted free cash flow(1)	$(1,333)	$27,269	$46,545	$7,779	$16,735	$52,894

(1)	The presentation of Adjusted free cash flow is not meant to be considered in isolation or as an alternative to net cash (used in) provided by operating activities as a measure of liquidity.

RISK FACTORS

An investment in the Notes involves significant risks, including the risks described below and discussed under the section captioned “Risk Factors” contained in our Annual Report on Form 10-K for the year ended December 31, 2020, and our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2021 and June 30, 2021, which are incorporated by reference in this prospectus in their entirety. Before purchasing the Notes, you should carefully consider each of the following risk factors as well as the other information contained in this prospectus and the documents incorporated by reference, including our consolidated financial statements and the related notes. Each of these risk factors, either alone or taken together, could adversely affect our business, operating results and financial condition, as well as adversely affect the value of an investment in the Notes. The risks described below are not the only ones we face. Additional risks of which we are not presently aware or that we currently believe are immaterial may also impair our business operations and financial position. If any of the events described below were to occur, our financial condition, our results of operations and/or our future growth prospects could be materially and adversely affected. As a result, you could lose some or all of any investment you may have made or may make in our Company.

Risks Related to this Offering

We may be able to incur substantially more debt, which could have important consequences to you.

We may be able to incur substantial additional indebtedness in the future. The terms of the indenture governing the Notes will not prohibit us from doing so. If we incur any additional indebtedness that ranks equally with the Notes, the holders of that debt will be entitled to share ratably with you in any proceeds distributed in connection with any insolvency, liquidation, reorganization or dissolution. This may have the effect of reducing the amount of proceeds paid to you. Incurrence of additional debt would also further reduce the cash available to invest in operations, as a result of increased debt service obligations. If new debt is added to our current debt levels, the related risks that we now face could intensify.

Our level of indebtedness could have important consequences to you, because:

•	it could affect our ability to satisfy our financial obligations, including those relating to the Notes;

•

a substantial portion of our cash flows from operations would have to be dedicated to interest and principal payments and may not be available for operations, capital expenditures, expansion, acquisitions or general corporate or other purposes;

•	it may impair our ability to obtain additional debt or equity financing in the future;

•	it may limit our ability to refinance all or a portion of our indebtedness on or before maturity;

•	it may limit our flexibility in planning for, or reacting to, changes in our business and industry; and

•	it may make us more vulnerable to downturns in our business, our industry or the economy in general.

Our operations may not generate sufficient cash to enable us to service our debt. If we fail to make a payment on the Notes, we could be in default on the Notes, and this default could cause us to be in default on other indebtedness, to the extent outstanding. Conversely, a default under any other indebtedness, if not waived, could result in acceleration of the debt outstanding under the related agreement and entitle the holders thereof to bring suit for the enforcement thereof or exercise other remedies provided thereunder. In addition, such default or acceleration may result in an event of default and acceleration of other indebtedness of the Company, entitling the holders thereof to bring suit for the enforcement thereof or exercise other remedies provided thereunder. If a judgment is obtained by any such holders, such holders could seek to collect on such judgment from the assets of the Company. If that should occur, we may not be able to pay all such debt or to borrow sufficient funds to refinance it. Even if new financing were then available, it may not be on terms that are acceptable to us.

However, no event of default under the Notes would result from a default or acceleration of, or suit, other exercise of remedies or collection proceeding by holders of, our other outstanding debt, if any. As a result, all or substantially all of our assets may be used to satisfy claims of holders of our other outstanding debt, if any, without the holders of the Notes having any rights to such assets. The indenture governing the Notes will not restrict our ability to incur additional indebtedness.

The Notes will be unsecured and therefore will be effectively subordinated to any secured indebtedness that we currently have or that we may incur in the future.

The Notes will not be secured by any of our assets or any of the assets of our subsidiaries. As a result, the Notes will be effectively subordinated to any secured indebtedness that we or our subsidiaries have currently outstanding, including indebtedness under our anticipated Future ABL Facility, Revolving Loan, Term Loan, Equipment Financing Facilities and Capital Lease Obligations, or may incur in the future (or any indebtedness that is initially unsecured to which we subsequently grant security) to the extent of the value of the assets securing such indebtedness. The indenture governing the Notes will not prohibit us or our subsidiaries from incurring additional secured (or unsecured) indebtedness in the future. In any liquidation, dissolution, bankruptcy or other similar proceeding, the holders of any of our existing or future secured indebtedness and the secured indebtedness of our subsidiaries may assert rights against the assets pledged to secure that indebtedness and may consequently receive payment from these assets before they may be used to pay other creditors, including the holders of the Notes.

The Notes will be structurally subordinated to the indebtedness and other liabilities of our subsidiaries.

The Notes are obligations exclusively of Charah Solutions, Inc. and not of any of our subsidiaries. None of our subsidiaries is a guarantor of the Notes, and the Notes are not required to be guaranteed by any subsidiaries we may acquire or create in the future. Therefore, in any bankruptcy, liquidation or similar proceeding, all claims of creditors (including trade creditors) of our subsidiaries will have priority over our equity interests in such subsidiaries (and therefore the claims of our creditors, including holders of the Notes) with respect to the assets of such subsidiaries. Even if we are recognized as a creditor of one or more of our subsidiaries, our claims would still be effectively subordinated to any security interests in the assets of any such subsidiary and to any indebtedness or other liabilities of any such subsidiary senior to our claims. Consequently, the Notes will be structurally subordinated to all indebtedness and other liabilities (including trade payables) of any of our subsidiaries and any subsidiaries that we may in the future acquire or establish as financing vehicles or otherwise. The indenture governing the Notes will not prohibit us or our subsidiaries from incurring additional indebtedness in the future. In addition, future debt and security agreements entered into by our subsidiaries may contain various restrictions, including restrictions on payments by our subsidiaries to us and the transfer by our subsidiaries of assets pledged as collateral.

Our subsidiaries conduct the substantial majority of our operations and own our operating assets.

Our subsidiaries conduct the substantial majority of our operations and own our operating assets. As a result, our ability to make required payments on the Notes depends in part on the operations of our subsidiaries and our subsidiaries’ ability to distribute funds to us. To the extent our subsidiaries are unable to distribute, or are restricted from distributing, funds to us, we may be unable to fulfill our obligations under the Notes. Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay amounts due on the Notes or to make funds available for that purpose. The Notes will not be guaranteed by any of our subsidiaries or any other person.

The indenture under which the Notes will be issued will contain limited protection for holders of the Notes.

The indenture under which the Notes will be issued will offer limited protection to holders of the Notes. The terms of the indenture and the Notes will not restrict our or any of our subsidiaries’ ability to engage in, or otherwise be a party to, a variety of corporate transactions, circumstances or events that could have an adverse impact on your investment in the Notes. In particular, the terms of the indenture and the Notes will not place any restrictions on our or our subsidiaries’ ability to:

•

issue debt securities or otherwise incur additional indebtedness or other obligations, including (1) any indebtedness or other obligations that would be equal in right of payment to the Notes, (2) any indebtedness or other obligations that would be secured and therefore rank effectively senior in right of payment to the Notes to the extent of the values of the assets securing such debt, (3) indebtedness of ours that is guaranteed by one or more of our subsidiaries and which therefore is structurally senior to the Notes and (4) securities, indebtedness or obligations issued or incurred by our subsidiaries that would be senior to our equity interests in our subsidiaries and therefore rank structurally senior to the Notes with respect to the assets of our subsidiaries;

•	pay dividends on, or purchase or redeem or make any payments in respect of, capital stock or other securities subordinated in right of payment to the Notes;

•	sell assets (other than certain limited restrictions on our ability to consolidate, merge or sell all or substantially all of our assets);

•	enter into transactions with affiliates;

•	create liens (including liens on the shares of our subsidiaries) or enter into sale and leaseback transactions;

•	make investments; or

•	create restrictions on the payment of dividends or other amounts to us from our subsidiaries.

In addition, the indenture will not include any protection against certain events, such as a change of control, a leveraged recapitalization or “going private” transaction (which may result in a significant increase of our indebtedness levels), restructuring or similar transactions. Furthermore, the terms of the indenture and the Notes will not protect holders of the Notes in the event that we experience changes (including significant adverse changes) in our financial condition, results of operations or credit ratings, as they do not require that we or our subsidiaries adhere to any financial tests or ratios or specified levels of net worth, revenues, income, cash flow, or liquidity. Also, an event of default or acceleration under our other indebtedness would not necessarily result in an Event of Default under the Notes.

Our ability to recapitalize, incur additional debt and take a number of other actions that are not limited by the terms of the Notes may have important consequences for you as a holder of the Notes, including making it more difficult for us to satisfy our obligations with respect to the Notes or negatively affecting the trading value of the Notes.

Other debt we issue or incur in the future could contain more protections for its holders than the indenture and the Notes, including additional covenants and events of default. The issuance or incurrence of any such debt with incremental protections could affect the market for and trading levels and prices of the Notes.

An increase in market interest rates could result in a decrease in the value of the Notes.

In general, as market interest rates rise, notes bearing interest at a fixed rate decline in value. Consequently, if you purchase the Notes, and the market interest rates subsequently increase, the market value of your Notes may decline. We cannot predict the future level of market interest rates.

An active trading market for the Notes may not develop, which could limit the market price of the Notes or your ability to sell them.

The Notes are a new issue of debt securities for which there currently is no trading market. We intend to apply to list the Notes on the NYSE within 30 business days of the original issue date under the symbol “CHRB.”

We cannot provide any assurances that an active trading market will develop for the Notes or that you will be able to sell your Notes. If the Notes are traded after their initial issuance, they may trade at a discount from their initial offering price depending on prevailing interest rates, the market for similar securities, our credit ratings, general economic conditions, our financial condition, performance and prospects and other factors. The underwriters have advised us that they intend to make a market in the Notes pending any listing of the Notes on the NYSE, but they are not obligated to do so. The underwriters may discontinue any market-making in the Notes at any time at their sole discretion. Accordingly, we cannot assure you that a liquid trading market will develop for the Notes, that you will be able to sell your Notes at a particular time or that the price you receive when you sell will be favorable. To the extent an active trading market does not develop, the liquidity and trading price for the Notes may be harmed. Accordingly, you may be required to bear the financial risk of an investment in the Notes for an indefinite period of time.

In addition, there may be a limited number of buyers when you decide to sell your Notes. This may affect the price, if any, offered for your Notes or your ability to sell your Notes when desired or at all.

We may issue additional Notes.

The indenture governing the Notes will provide that we may from time to time, without notice to or the consent of the holders of the Notes, create and issue additional Notes which will be equal in rank to the Notes. We may issue such additional Notes, even if such issuance would not constitute a “qualified reopening” for U.S. federal income tax purposes.

B. Riley, the lead bookrunning manager in this offering will have significant influence over us and may have conflicts of interest that arise out of future contractual relationships it or its affiliates may have with us.

B. Riley, the lead bookrunning manager in this offering, entered into an agreement pursuant to which B. Riley purchased $13 million of our common stock in the B. Riley Stock Purchase. Pursuant to the B. Riley Stock Purchase Agreement, B. Riley has appointed one director to our board of directors in connection with the B. Riley Stock Purchase. In addition, B. Riley has committed, prior to the commencement of this offering, to underwrite a minimum of $120 million in this Note offering, subject to certain terms and conditions. As a result, B. Riley may hold significant influence over us and may have conflicts of interest that arise out of current or future contractual relationships it or its affiliates may have with us. Following the completion of the common stock transaction, B. Riley controls approximately 8.6% of the voting power represented by our common stock. For additional information, please see “Summary—Recent Developments—Backstop Commitment” and “Summary—Recent Developments—Private Sale of Shares of Common Stock to B. Riley.”

Increased leverage as a result of this offering may harm our financial condition and results of operations.

Our indebtedness consists of (i) up to $205 million Term Loan under the Credit Facility with Bank of America, N.A., (ii) up to $50 million under the Revolving Loan (as defined herein), reduced by outstanding letters of credit, (iii) Equipment Financing Facilities (as defined herein) in the principal amount of approximately $37.0 million for the financing of certain equipment, and (iv) Capital Lease Obligations in the principal amount of $14.1 million for certain equipment. At June 30, 2021, the outstanding principal balance of the Term Loan was $120 million, the outstanding principal balance of the Revolving Loan was $12.8 million, with $17.5 million of letters of credit outstanding, the outstanding principal balance of the Equipment Financing Facilities was $20.1 million, and the outstanding principal balance of Capital Lease Obligations was $12.6 million. In addition, we anticipate entering into the Future ABL Facility consisting of (i) up to $30 million asset-based revolving credit facility and (ii) up to $5 million letter of credit facility. See “Description of Other Indebtedness” for additional details.

We may redeem the Notes before maturity, and you may be unable to reinvest the proceeds at the same or a higher rate of return.

We may redeem the Notes in whole or in part on or after August 31, 2023, at our option at the redemption prices as described under “Description of Notes—Optional Redemption.” In addition, we may redeem the Notes, in whole, but not in part, at any time at our option, at a redemption price equal to 100.5% of the principal amount plus accrued and unpaid interest to, but not including, the date of redemption, upon the occurrence of certain change of control events, as described under “Description of Notes—Optional Redemption Upon Change of Control.” If a redemption does occur, you may be unable to reinvest the money you receive in the redemption at a rate that is equal to or higher than the rate of return on the Notes.

The rating for the Notes could at any time be revised downward or withdrawn entirely at the discretion of the issuing rating agency.

We have obtained a rating for the Notes. Ratings only reflect the views of the issuing rating agency or agencies and such ratings could at any time be revised downward or withdrawn entirely at the discretion of the issuing rating agency. A rating is not a recommendation to purchase, sell or hold the Notes. Ratings do not reflect market prices or suitability of a security for a particular investor and the rating of the Notes may not reflect all risks related to us and our business, or the structure or market value of the Notes. We may elect to issue other securities for which we may seek to obtain a rating in the future. If we issue other securities with a rating, such ratings, if they are lower than market expectations or are subsequently lowered or withdrawn, could adversely affect the market for or the market value of the Notes.

Our future quarterly results of operations may fluctuate significantly due to a wide range of factors, which makes our future results difficult to predict, and we may not meet any guidance that we provide to the public.

We have provided public guidance on our expected operating and financial results for 2021 in this prospectus. Such guidance is comprised of assumptions subject to the risks and uncertainties described in our public filings and public statements. Fluctuations in our quarterly operating results may cause those results to fall below our financial guidance or other projections, or the expectations of analysts or investors. Fluctuations in our results could cause a number of problems. For example, the price of our common stock may decline, analysts or investors may change their models for valuing our common stock, we could experience short-term liquidity issues, our ability to retain or attract key personnel may diminish, and other unanticipated issues may arise. The 2021 guidance figures, although they are management’s expectation of future performance, are based on assumptions and our actual performance may be significantly less than such estimates.

USE OF PROCEEDS

We expect to receive net proceeds of approximately $130,275,000 from this offering, after deducting underwriting discounts and commissions, but before other fees and estimated expenses. We intend to use the proceeds from the B. Riley Stock Purchase, together with the net proceeds from this offering, to fully repay and terminate our Credit Facility, with any remaining proceeds to be used for general corporate purposes, including funding future acquisitions and investments, repaying indebtedness, making capital expenditures and funding working capital.

As of July 31, 2021, we have $133.0 million of outstanding borrowings under our Credit Facility, consisting of (i) $13.9 million outstanding under our Revolving Loan (defined below), which matures on July 31, 2022 and bears interest at 4.1%, and (ii) $119.1 million outstanding under our Closing Date Term Loan (defined below), which matures on July 31, 2022 and bears interest at 8.1%, which includes 4% of interest paid in kind by adding such portion to the outstanding principal amount.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2021:

•	On an actual basis; and

•	On an as adjusted basis to give effect to this offering, and the equity purchase pursuant to the B. Riley Stock Purchase Agreement, as if each occurred on that date.

You should read the data set forth in the table below in conjunction with “Use of Proceeds” appearing elsewhere in this prospectus, as well as our unaudited financial statements and the accompanying notes and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” each included in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, and incorporated by reference herein.

	As of June 30, 2021
	Actual		Adjusted(1)
In thousands
Cash and cash equivalents(2)	$18,081		$28,568

Long-term debt
Revolving Loan(3)	12,781		—
Term Loan(4)	120,007		—
Equipment and Other Financing Facilities(5)	20,121		20,121
Capital Lease Obligations(6)	12,596		12,596
Notes offered hereby	—		135,000

Total long-term debt	165,505	(7)	167,717

Mezzanine equity
Series A Preferred Stock	31,141		31,141

Stockholders’ equity
Retained losses	(94,318)		(94,318)
Common Stock	305		334
Additional paid-in capital	104,442		117,413

Total stockholders’ equity	10,429		23,429
Non-controlling interest	319		319

Total equity	10,748		23,748

Total capitalization	$207,394		$222,606

(1)	Includes the optional purchase by the underwriters of $5,000,000 aggregate principal amount of Notes.
(2)	Excludes restricted cash of $39,578,000.
(3)	At July 31, 2021, $13,900,000 was outstanding under the Revolving Loan and we had remaining availability of $18,641,000. See “Description of Other Indebtedness—Existing Credit Facility.”
(4)	At July 31, 2021, the outstanding principal balance of the Term Loan was $119,122,557. See “Description of Other Indebtedness—Existing Credit Facility.”
(5)	At July 31, 2021, the outstanding principal balance under the Equipment Financing Facilities was $20,472,235. See “Description of Other Indebtedness—Equipment Financing Facilities.”
(6)	At July 31, 2021, the outstanding principal balance under the Capital Lease Obligations was $11,271,519. See “Description of Other Indebtedness—Capital Lease Obligations.”
(7)	Excludes unamortized debt issuance costs of $693,000.

DESCRIPTION OF OTHER INDEBTEDNESS

Existing Credit Facility

On September 21, 2018, we entered into a credit agreement (the “Credit Facility”) by and among us, the lenders party thereto from time to time and Bank of America, N.A., as administrative agent (the “Administrative Agent”). The Credit Facility includes:

•	A revolving loan not to exceed $50.0 million (the “Revolving Loan”);

•	A term loan of $205.0 million (the “Closing Date Term Loan”); and

•

A commitment to loan up to a further $25.0 million in term loans, which expired in March 2020 (the “Delayed Draw Commitment” and the term loans funded under such Delayed Draw Commitment, the “Delayed Draw Term Loan,” together with the Closing Date Term Loan, the “Term Loan”).

After the Fourth Amendment to the Credit Agreement, all amounts associated with the Revolving Loan and the Term Loan under the Credit Facility will mature in July 2022. The interest rates per annum applicable to the loans under the Credit Facility are based on a fluctuating rate of interest measured by reference to, at our election, either (i) the Eurodollar rate, currently the London Inter-bank Offered Rate (“LIBOR”), or (ii) an alternative base rate. Various margins are added to the interest rate based upon our consolidated net leverage ratio (as defined in the Credit Facility). Customary fees are payable regarding the Credit Facility and include (i) commitment fees for the unused portions of the Credit Facility and (ii) fees on outstanding letters of credit. Amounts borrowed under the Credit Facility are secured by substantially all of the assets of the Company.

In August 2021, the Company entered into Amendment No. 5 to Credit Agreement and Waiver (the “Fifth Amendment”). But for this amendment, as of June 30, 2021, we would not have been in compliance with the requirement to maintain a consolidated net leverage ratio of 4.80 to 1.00 or a minimum fixed charge coverage ratio of 1.20 to 1.00. Under the terms of the Fifth Amendment, the required lenders agreed to waive such non-compliance. In addition, the Credit Facility was amended to revise the financial covenant ratios such that, after giving effect to the Fifth Amendment, we will be required to comply with a maximum consolidated net leverage ratio of 5.50 to 1.00 and a minimum fixed charge coverage ratio of 1.10 to 1.00 as of September 30, 2021. As consideration for these accommodations, upon execution of the Fifth Amendment, the Company was required to make an additional scheduled prepayment of $5.0 million of outstanding loans under the Credit Facility and accelerate payment of the previously accrued $2.0 million fee required as consideration for the Third Amendment to the Credit Agreement that was otherwise due and payable on the Maturity Date.

The Credit Facility contains various customary representations and warranties and restrictive covenants that, among other things and subject to specified exceptions, restrict the ability of us and our restricted subsidiaries to grant liens, incur indebtedness (including guarantees), make investments, engage in mergers and acquisitions, make dispositions of assets, make restricted payments or change the nature of our or our subsidiaries’ business. The Credit Facility contains financial covenants related to the consolidated net leverage ratio and the fixed charge coverage ratio (as defined in the Credit Facility) that have been modified as described above.

The Credit Facility also contains certain affirmative covenants, including reporting requirements, such as delivering financial statements, certificates and notices of certain events, maintaining insurance and providing additional guarantees and collateral in certain circumstances.

The Credit Facility includes customary events of default, including non-payment of principal, interest or fees as they come due, violation of covenants, inaccuracy of representations or warranties, cross-default to certain other material indebtedness, bankruptcy and insolvency events, invalidity or impairment of guarantees or security interests, material judgments and change of control.

The Revolving Loan provides a principal amount of up to $50.0 million, reduced by outstanding letters of credit. As of June 30, 2021, $12.8 million was outstanding on the Revolving Loan, and $17.5 million of letters of credit were outstanding.

We intend to use the proceeds from the B. Riley Stock Purchase, together with the net proceeds from this offering, to fully repay and terminate the Credit Facility. For more information, see “Use of Proceeds.”

Equipment Financing Facilities

We have entered into various equipment financing arrangements to finance the acquisition of certain equipment (the “Equipment Financing Facilities”). As of June 30, 2021, we had $20.0 million of equipment notes outstanding. Each of the Equipment Financing Facilities includes non-financial covenants, and, as of June 30, 2021, we were in compliance with these covenants.

Capital Lease Obligations

We have entered into various lease arrangements for certain equipment that have met the criteria to be classified as capital leases under Accounting Standards Codification 840, Leases. As of June 30, 2021, we had $12.6 million of capital lease obligations outstanding.

Series A Preferred Stock

As a condition to the Third Amendment to the Credit Agreement, the Company entered into an agreement with an investment fund affiliated with BCP to sell 26,000 shares of Series A Preferred Stock, for net proceeds of approximately $25.2 million in a private placement (the “Preferred Stock Offering”). The Series A Preferred Stock had an initial liquidation preference of $1,000 per share and pays a dividend at the rate of 10% per annum in cash, or 13% if the Company elects to pay dividends in-kind by adding such amount to the liquidation preference. The Company intends to pay dividends-in-kind for the foreseeable future. Proceeds from the Preferred Stock Offering will be used for liquidity and general corporate purposes. The Series A Preferred Stock is convertible at the option of the holders at any time into shares of common stock at a conversion price of $2.77 per share.

DESCRIPTION OF NOTES

Charah Solutions, Inc. (the “Company”) will issue $135,000,000 in aggregate principal amount of 8.50% Senior Notes due 2026 (the “Notes”) under an indenture to be dated as of August 25, 2021 (the “base indenture”) between the Company and Wilmington Savings Fund Society, FSB, as trustee (the “trustee”), as supplemented by the first supplemental indenture (together with the base indenture, the “indenture”). Unless the context requires otherwise, all references to “we,” “us,” “our” and the “Company” in this section refer solely to Charah Solutions, Inc., the issuer of the Notes, and not to any of its subsidiaries.

The following description is only a summary of certain provisions of the indenture and the Notes. You should read these documents in their entirety because they, and not this description, define your rights as holders of the Notes. The following summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the indenture and to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), and to all of the provisions of the indenture and those terms made a part of the indenture by reference to the Trust Indenture Act.

General

The Notes:

•	will be our general unsecured, senior obligations;

•	will be initially limited to an aggregate principal amount of $135,000,000;

•	will mature on August 31, 2026 unless earlier redeemed or repurchased, and 100% of the aggregate principal amount will be paid at maturity;

•

will bear cash interest from August 25, 2021 at an annual rate of 8.50%, payable quarterly in arrears on January 31, April 30, July 31 and October 31 of each year, beginning on October 31, 2021, and at maturity;

•	will be redeemable at our option, in whole or in part, at any time on or after August 31, 2023, at the prices and on the terms described under “—Optional Redemption” below;

•

will be redeemable at our option, in whole, but not in part, at any time upon the occurrence of certain change of control events, at the prices and on the terms described under “—Optional Redemption Upon Change of Control” below;

•	will be issued in denominations of $25 and integral multiples of $25 in excess thereof;

•	will not have a sinking fund;

•	are expected to be listed on NYSE under the symbol “CHRB”; and

•	will be represented by one or more registered Notes in global form, but in certain limited circumstances may be represented by Notes in definitive form.

The indenture does not limit the amount of indebtedness that we or our subsidiaries may issue. The indenture does not contain any financial covenants and does not restrict us from paying dividends or issuing or repurchasing our other securities. Other than restrictions described under “—Covenants—Merger, Consolidation or Sale of Assets” below, the indenture does not contain any covenants or other provisions designed to afford holders of the Notes protection in the event of a highly leveraged transaction involving us or in the event of a decline in our credit rating as the result of a takeover, recapitalization, highly leveraged transaction or similar restructuring involving us that could adversely affect such holders.

We may from time to time, without the consent of the existing holders, issue additional Notes having the same terms as to status, redemption or otherwise (except the price to public, the issue date and, if applicable, the initial interest accrual date and the initial interest payment date) that may constitute a single fungible series with the Notes offered by this prospectus; provided that if any such additional Notes are not fungible with the Notes initially offered hereby for U.S. federal income tax purposes, such additional Notes will have one or more separate CUSIP numbers. For the avoidance of doubt, such additional Notes will still constitute a single series with all other Notes issued under the indenture for all purposes, including waivers, amendments, redemptions and offers to purchase.

Ranking

The Notes are senior unsecured obligations of the Company, and, upon our liquidation, dissolution or winding up, will rank (i) senior to the outstanding shares of our common stock, (ii) senior to any of our future subordinated debt, (iii) pari passu (or equally) with our future unsecured and unsubordinated indebtedness, (iv) effectively subordinated to any existing or future secured indebtedness (including indebtedness that is initially unsecured to which we subsequently grant security), to the extent of the value of the assets securing such indebtedness, and (v) structurally subordinated to all existing and future indebtedness of our subsidiaries, financing vehicles or similar facilities. See “Risk Factors—The Notes will be unsecured and therefore will be effectively subordinated to any secured indebtedness that we currently have or that we may incur in the future.”

The Notes will be obligations solely of the Company and will not be guaranteed by any of our subsidiaries. We derive substantially all of our operating income and cash flow from our investments in our subsidiaries. Claims of creditors of our subsidiaries generally will have priority with respect to the assets and earnings of such subsidiaries over the claims of our creditors, including holders of the Notes. As a result, the Notes will be effectively subordinated to creditors, including trade creditors and preferred stockholders, if any, other than us, of our subsidiaries. See “Risk Factors—The Notes will be structurally subordinated to the indebtedness and other liabilities of our subsidiaries.”

As of June 30, 2021, we had approximately $166 million of outstanding indebtedness, inclusive of approximately $12.6 million of outstanding capital lease obligations, all of which was secured.

Interest

Interest on the Notes will accrue at an annual rate equal to 8.50% from and including August 25, 2021 to, but excluding, the maturity date or earlier acceleration or redemption and will be payable quarterly in arrears on January 31, April 30, July 31 and October 31 of each year, beginning on October 31, 2021 and at maturity, to the holders of record at the close of business on the immediately preceding January 15, April 15, July 15 and October 15 (and October 15 immediately preceding the maturity date), as applicable (whether or not a business day).

The initial interest period for the Notes will be the period from and including August 25, 2021, to, but excluding, October 31, 2021, and subsequent interest periods will be the periods from and including an interest payment date to, but excluding, the next interest payment date or the stated maturity date, as the case may be. The amount of interest payable for any interest period, including interest payable for any partial interest period, will be computed on the basis of a 360-day year comprised of twelve 30-day months. If an interest payment date falls on a non-business day, the applicable interest payment will be made on the next business day and no additional interest will accrue as a result of such delayed payment.

“Business day” means, for any place where the principal and interest on the Notes is payable, each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day in which banking institutions in New York or Wilmington, Delaware are authorized or obligated by law or executive order to close.

Optional Redemption

Except as described below and under “—Optional Redemption Upon Change of Control,” the Notes will not be redeemable by us at our option prior to August 31, 2023.

The Notes may be redeemed for cash in whole or in part at any time at our option (i) on or after August 31, 2023 and prior to August 31, 2024, at a price equal to 103% of their principal amount, plus accrued and unpaid interest to, but excluding, the date of redemption, (ii) on or after August 31, 2024 and prior to August 31, 2025, at a price equal to 102% of their principal amount, plus accrued and unpaid interest to, but excluding, the date of redemption, and (iii) on or after August 31, 2025 and prior to maturity, at a price equal to 100% of their principal amount, plus accrued and unpaid interest to, but excluding, the date of redemption.

In each case, redemption shall be upon notice not fewer than 10 days and not more than 60 days prior to the date fixed for redemption, except that redemption notices may be delivered more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Notes or a discharge of the indenture. Notices of redemption may be subject to satisfaction or waiver of one or more conditions precedent specified in the notice of redemption.

If less than all of the Notes are to be redeemed, the particular Notes to be redeemed will be selected not more than 45 days prior to the redemption date by the trustee from the outstanding Notes not previously called for redemption, by lot, or in the trustee’s discretion, on a pro-rata basis, provided that the unredeemed portion of the principal amount of any Notes will be in an authorized denomination (which will not be less than the minimum authorized denomination) for such Notes. The trustee will promptly notify us in writing of the Notes selected for redemption and, in the case of any Notes selected for partial redemption, the principal amount thereof to be redeemed. Beneficial interests in any of the Notes or portions thereof called for redemption that are registered in the name of DTC or its nominee will be selected by DTC in accordance with DTC’s applicable procedures.

The trustee shall have no obligation to calculate any redemption price or any component thereof, and the trustee shall be entitled to receive and conclusively rely upon an officer’s certificate delivered by the Company that specifies any redemption price.

Unless we default on the payment of the redemption price, on and after the date of redemption, interest will cease to accrue on the Notes called for redemption.

We may at any time, and from time to time, purchase Notes at any price or prices in the open market or otherwise.

Optional Redemption Upon Change of Control

The Notes may be redeemed for cash in whole but not in part at our option at any time within 90 days of the occurrence of a Change of Control, at a price equal to 100.5% of their principal amount, plus accrued and unpaid interest to, but excluding, the date of redemption. Redemption shall be upon notice not fewer than 10 days and not more than 60 days prior to the date fixed for redemption. Notices of redemption may be subject to satisfaction or waiver of one or more conditions precedent specified in the notice of redemption.

A “Change of Control” will be deemed to have occurred at the time after the Notes are originally issued if:

(1)

any “Person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) is or becomes the “Beneficial Owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that for purposes of this clause (1) such Person shall be deemed to have “Beneficial Ownership” of all shares that any such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50.0% of the total voting power of the Voting Stock of the Company;

(2)

the merger or consolidation of the Company with or into another Person or the merger of another Person with or into the Company, or the sale of all or substantially all the assets of the Company (determined on a consolidated basis) to another Person other than a transaction following which, in the case of a merger or consolidation transaction, holders of securities that represented 100.0% of the Voting Stock of the Company immediately prior to such transaction (or other securities into which such securities are converted as part of such merger or consolidation transaction) own directly or indirectly at least a majority of the voting power of the Voting Stock of the surviving Person in such merger or consolidation transaction immediately after such transaction and in substantially the same proportion as before the transaction;

(3)	“Continuing Directors” (as defined below) cease to constitute at least a majority of the Company’s board of directors; or

(4)

if after the Notes are initially listed on the NYSE or another national securities exchange, the Notes fail, or at any point cease, to be listed on the NYSE or such other national securities exchange. For the avoidance of doubt, it shall not be a Change of Control if after the Notes are initially listed on the NYSE or another national securities exchange, such Notes are subsequently listed on a different national securities exchange and the prior listing is terminated.

“Continuing Director” means a director who either was a member of our board of directors on the issue date of the Notes or who becomes a member of our board of directors subsequent to that date and whose election, appointment or nomination for election by our stockholders is duly approved by a majority of the continuing directors on our board of directors at the time of such approval by such election or appointment.

“Voting Stock” of any specified Person as of any date means the Capital Stock of such Person that is at the time entitled to vote generally in the election of the Board of Directors of such Person.

Events of Default

Holders of our Notes will have rights if an Event of Default occurs in respect of the Notes and is not cured, as described later in this subsection. The term “Event of Default” in respect of the Notes means any of the following:

•	we do not pay interest on any Note when due, and such default is not cured within 30 days;

•	we do not pay the principal of the Notes when due and payable;

•

we breach any covenant or warranty in the indenture with respect to the Notes and such breach continues for 60 days after we receive a written notice of such breach from the trustee or the holders of at least 25% of the principal amount of the Notes; and

•	certain specified events of bankruptcy, insolvency or reorganization occur and remain undischarged or unstayed for a period of 90 days.

The trustee may withhold notice to the holders of the Notes of any default, except in the payment of principal or interest, if the trustee in good faith determines the withholding of notice to be in the interest of the holders of the Notes.

Each year, we will furnish to the trustee a written statement of certain of our officers certifying that to their knowledge we are in compliance with the indenture and the Notes, or else specifying any default, its status and what actions we are taking or propose to take with respect thereto.

Remedies if an Event of Default Occurs

If an Event of Default has occurred and is continuing, the trustee or the holders of not less than 25% of the outstanding principal amount of the Notes may declare the entire principal amount of the Notes, together with accrued and unpaid interest, if any, to be due and payable immediately by a notice in writing to us and, if notice is given by the holders of the Notes, the trustee. This is called an “acceleration of maturity.” If the Event of

Default occurs in relation to our filing for bankruptcy or certain other events of bankruptcy, insolvency or reorganization occur, the principal amount of the Notes, together with accrued and unpaid interest, if any, will automatically, and without any declaration or other action on the part of the trustee or the holders, become immediately due and payable.

At any time after a declaration of acceleration of the Notes has been made by the trustee or the holders of the Notes and before any judgment or decree for payment of money due has been obtained by the trustee, the holders of a majority of the outstanding principal of the Notes, by written notice to us and the trustee, may rescind and annul such declaration and its consequences if (i) we have paid or deposited with the trustee all amounts due and owed with respect to the Notes (other than principal that has become due solely by reason of such acceleration) and certain other amounts, and (ii) any other Events of Default have been cured or waived.

At our election, the sole remedy with respect to an Event of Default due to our failure to comply with certain reporting requirements under the Trust Indenture Act or under “—Covenants—Reporting” below, for the first 180 calendar days after the occurrence of such Event of Default, consists exclusively of the right to receive additional interest on the Notes at an annual rate equal to (1) 0.25% for the first 90 calendar days after such default and (2) 0.50% for calendar days 91 through 180 after such default. On the 181st day after such Event of Default, if such violation is not cured or waived, the trustee or the holders of not less than 25% of the outstanding principal amount of the Notes may declare the principal, together with accrued and unpaid interest, if any, on the Notes to be due and payable immediately. If we choose to pay such additional interest, we must notify the trustee and the holders of the Notes by certificate of our election at any time on or before the close of business on the first business day following the Event of Default and we shall deliver to the trustee an officer’s certificate (upon which the trustee may rely conclusively) to that effect stating (i) the amount of such additional interest that is payable and (ii) the date on which such additional interest is payable. Unless and until the trustee receives such a certificate, the trustee may assume without inquiry that no such additional interest is payable and the trustee shall not have any duty to verify our calculations of additional interest.

Before a holder of the Notes is allowed to bypass the trustee and bring a lawsuit or other formal legal action or take other steps to enforce such holder’s rights relating to the Notes, the following must occur:

•	such holder must give the trustee written notice that the Event of Default has occurred and remains uncured;

•

the holders of at least 25% of the outstanding principal of the Notes must have made a written request to the trustee to institute proceedings in respect of such Event of Default in its own name as trustee;

•	such holder or holders must have offered to the trustee indemnity satisfactory to the trustee against the costs, expenses and liabilities to be incurred in compliance with such request;

•	the trustee for 60 days after its receipt of such notice, request and offer of indemnity has failed to institute any such proceeding; and

•	no direction inconsistent with such written request has been given to the trustee during such 60-day period by holders of a majority of the outstanding principal of the Notes.

No delay or omission in exercising any right or remedy will be treated as a waiver of that right, remedy or Event of Default.

The holders of a majority in principal amount of the outstanding Notes may waive any default or Event of Default and its consequences, except defaults or Events of Default regarding payment of principal, premium, if any, or interest, unless we have cured the default or Event of Default in accordance with the indenture. Any waiver shall cure the default or Event of Default.

Subject to the terms of the indenture, if an Event of Default occurs and continues, the trustee is under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders, unless such holders have offered the trustee security or indemnity satisfactory to the trustee. The holders of a majority in principal amount of the outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee, with respect to the Notes, provided that:

•

the direction so given by the holder is not in conflict with any law or the indenture, nor does it subject the trustee to a risk of personal liability in respect of which the trustee has not received indemnification satisfactory to it in its sole discretion against all losses, liabilities and expenses caused by taking or not taking such action; and

•	the trustee may take any other action deemed proper by the trustee which is not inconsistent with such direction.

A holder of the Notes will have the right to institute a proceeding under the indenture or to appoint a receiver or trustee, or to seek other remedies only if:

•	the holder has given written notice to the trustee of a continuing Event of Default;

•

the holders of at least 25% in aggregate principal amount of the then-outstanding Notes have made written request to the trustee to institute proceedings in respect of such Event of Default in its own name as trustee under the indenture, and such holders have offered security or indemnity satisfactory to the trustee to institute the proceeding as trustee; and

•

the trustee does not institute the proceeding, and does not receive from the holders of a majority in aggregate principal amount of the outstanding Notes other conflicting directions within 60 days after the notice, request and offer.

These limitations do not apply to a suit instituted by a holder if we default in the payment of the principal, premium, if any, or interest on, the Notes.

Book-entry and other indirect holders of the Notes should consult their banks or brokers for information on how to give notice or direction to or make a request of the trustee and how to declare or cancel an acceleration of maturity.

Waiver of Defaults

The holders of not less than a majority of the outstanding principal amount of the Notes may on behalf of the holders of all Notes waive any past default with respect to the Notes other than (i) a default in the payment of principal or interest on the Notes when such payments are due and payable (other than by acceleration as described above), or (ii) in respect of a covenant that cannot per the terms of the indenture be modified or amended without the consent of each holder of Notes.

Covenants

In addition to standard covenants relating to payment of principal and interest, maintaining an office where payments may be made or securities can be surrendered for payment, payment of taxes by us and related matters, the following covenants will apply to the Notes.

Merger, Consolidation or Sale of Assets

The indenture provides that we will not merge or consolidate with or into any other person (other than a merger of a wholly owned subsidiary into us), or sell, transfer, lease, convey or otherwise dispose of all or substantially all our property in any one transaction or series of related transactions unless:

•

we are the surviving entity or the entity (if other than us) formed by such merger or consolidation or to which such sale, transfer, lease, conveyance or disposition is made will be a corporation or limited liability company organized and existing under the laws of the United States of America, any state thereof or the District of Columbia;

•

the surviving entity (if other than us) expressly assumes, by supplemental indenture in form reasonably satisfactory to the trustee, executed and delivered to the trustee by such surviving entity, the due and punctual payment of the principal of, and premium, if any, and interest on, all the Notes outstanding, and the due and punctual performance and observance of all the covenants and conditions of the indenture to be performed by us;

•	immediately after giving effect to such transaction or series of related transactions, no default or Event of Default has occurred and is continuing; and

•

in the case of a merger where the surviving entity is other than us, we or such surviving entity will deliver, or cause to be delivered, to the trustee, an officers’ certificate and an opinion of counsel, each stating that such transaction and the supplemental indenture, if any, in respect thereto, comply with this covenant and that all conditions precedent in the indenture relating to such transaction have been complied with; provided that in giving an opinion of counsel, counsel may rely on an officers’ certificate as to any matters of fact, including as to the satisfaction of the preceding bullet.

The surviving entity (if other than us) will succeed to, and be substituted for, and may exercise every right and power of, the Company under the Notes and the indenture, and the Company will automatically and unconditionally be released and discharged from its obligations under the Notes and the indenture.

Reporting

If, at any time, we are not subject to the reporting requirements of Sections 13 or 15(d) of the Exchange Act to file any periodic reports with the SEC, we agree to furnish to holders of the Notes and the trustee, for the period of time during which the Notes are outstanding, our audited annual consolidated financial statements, within 90 days of our fiscal year end, and unaudited interim consolidated financial statements, within 45 days of our fiscal quarter end (other than our fourth fiscal quarter). All such financial statements will be prepared, in all material respects, in accordance with GAAP, as applicable.

The posting or delivery of any such information, documents and reports to the trustee is for informational purposes only and the trustee’s receipt of such shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Company’s compliance with any of the covenants under the indenture (as to which the trustee is entitled to rely exclusively on an officer’s certificate). The trustee shall have no duty to review or analyze reports, information and documents delivered to it. Additionally, the trustee shall not be obligated to monitor or confirm, on a continuing basis or otherwise, the Company’s compliance with the covenants or with respect to any reports or other documents filed with any protected online data system or participate on any conference calls.

Modification or Waiver

There are three types of changes we can make to the indenture and the Notes:

Changes Not Requiring Approval

We can make certain changes to the indenture and the Notes without the specific approval of the holders of the Notes. This type is limited to clarifications and certain other changes that would not adversely affect holders of the Notes in any material respect and include changes:

•	to evidence the succession of another corporation, and the assumption by the successor corporation of our covenants, agreements and obligations under the indenture and the Notes;

•

to add to our covenants such new covenants, restrictions, conditions or provisions for the protection of the holders of the Notes, and to make the occurrence, or the occurrence and continuance, of a default in any of such additional covenants, restrictions, conditions or provisions an Event of Default;

•

to modify, eliminate or add to any of the provisions of the indenture to such extent as necessary to effect the qualification of the indenture under the Trust Indenture Act, and to add to the indenture such other provisions as may be expressly permitted by the Trust Indenture Act, excluding however, the provisions referred to in Section 316(a)(2) of the Trust Indenture Act;

•	to cure any ambiguity or to correct or supplement any provision contained in the indenture or in any supplemental indenture which may be defective or inconsistent with other provisions;

•	to secure the Notes;

•

to evidence and provide for the acceptance and appointment of a successor trustee and to add or change any provisions of the indenture as necessary to provide for or facilitate the administration of the trust by more than one trustee; and

•	to make provisions in regard to matters or questions arising under the indenture, so long as such other provisions do not materially affect the interest of any other holder of the Notes.

Changes Requiring Approval of Each Holder

We cannot make certain changes to the Notes without the specific approval of each holder of the Notes. The following is a list of those types of changes:

•	changing the stated maturity of the principal of, or any installment of interest on, any Note;

•	reducing the principal amount or rate of interest of any Note;

•	changing the place of payment where any Note or any interest is payable;

•	impairing the right to institute suit for the enforcement of any payment on or after the date on which it is due and payable;

•	reducing the percentage in principal amount of holders of the Notes whose consent is needed to modify or amend the indenture; and

•	reducing the percentage in principal amount of holders of the Notes whose consent is needed to waive compliance with certain provisions of the indenture or to waive certain defaults.

Changes Requiring Majority Approval

Any other change to the indenture and the Notes would require the approval by holders of not less than a majority in aggregate principal amount of the outstanding Notes.

Consent from holders to any change to the indenture or the Notes must be given in writing. The consent of the holders of the Notes is not necessary under the indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

Further Details Concerning Voting

The amount of Notes deemed to be outstanding for the purpose of voting will include all Notes authenticated and delivered under the indenture as of the date of determination except:

•	Notes cancelled by the trustee or delivered to the trustee for cancellation;

•

Notes for which we have deposited with the trustee or paying agent or set aside in trust money for their payment or redemption and, if money has been set aside for the redemption of the Notes, notice of such redemption has been duly given pursuant to the indenture to the satisfaction of the trustee;

•

Notes held by the Company, its subsidiaries or any other entity which is an obligor under the Notes, unless such Notes have been pledged in good faith and the pledgee is not the Company, an affiliate of the Company or an obligor under the Notes;

•	Notes which have undergone full defeasance, as described below; and

•

Notes which have been paid or exchanged for other Notes due to such Notes loss, destruction or mutilation, with the exception of any such Notes held by bona fide purchasers who have presented proof to the trustee that such Notes are valid obligations of the Company.

We will generally be entitled to set any day as a record date for the purpose of determining the holders of the Notes that are entitled to vote or take other action under the indenture, and the trustee will generally be entitled to set any day as a record date for the purpose of determining the holders of the Notes that are entitled to join in the giving or making of any Notice of Default, any declaration of acceleration of maturity of the Notes, any request to institute proceedings or the reversal of such declaration. If we or the trustee set a record date for a vote or other action to be taken by the holders of the Notes, that vote or action can only be taken by persons who are holders of the Notes on the record date and, unless otherwise specified, such vote or action must take place on or prior to the 180th day after the record date. We may change the record date at our option, and we will provide written notice to the trustee and to each holder of the Notes of any such change of record date.

Discharge

The indenture will provide that we can elect to be discharged from our obligations with respect to the Notes, except for specified obligations, including obligations to:

•	register the transfer or exchange of the Notes;

•	replace stolen, lost or mutilated Notes;

•	maintain paying agencies; and

•	hold monies for payment in trust.

In order to exercise our rights to be discharged, we must (i) deposit with the trustee money or U.S. government obligations, or a combination thereof, sufficient (to the extent of any U.S. government obligations, in the opinion of a nationally recognized firm of independent public accountants, investment bank or appraisal firm, to generate enough cash to make interest, principal and any other applicable payments on the Notes on the applicable due date) to pay all the principal of, any premium and interest on, the Notes on the dates payments are due, (ii) deliver irrevocable instructions to the trustee to apply the deposited cash and/or U.S. government obligations toward the payment of the Notes at maturity or on the redemption date, as the case may be, and (iii) deliver an officer’s certificate and opinion of counsel to the trustee stating that all conditions precedent under the indenture relating to the satisfaction and discharge of the indenture have been complied with.

“U.S. government obligations” means securities that are (1) direct obligations of the United States for the payment of which its full faith and credit is pledged, or (2) obligations of a person controlled or supervised by and acting as an agency or instrumentality of the United States, the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States, which in either case, are not callable or redeemable by the issuer thereof and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act) as custodian with respect to any such U.S. government obligations or a specific payment of principal of or interest on any such U.S. government obligations held by such custodian for the account of the holder of such depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. government obligations or the specific payment of principal of or interest on the U.S. government obligations evidenced by such depository receipt.

Defeasance

The following defeasance provisions will be applicable to the Notes. “Defeasance” means that, by irrevocably depositing with the trustee an amount of cash denominated in U.S. dollars and/or U.S. government obligations sufficient to pay all principal and interest, if any, on the Notes when due and satisfying any additional conditions noted below, we will be deemed to have been discharged from our obligations under the Notes. In the event of a “covenant defeasance,” upon depositing such funds and satisfying similar conditions discussed below we would be released from certain covenants under the indenture governing the Notes. The consequences to the holders of the Notes would be that, while they would no longer benefit from certain covenants under the indenture, and while the Notes could not be accelerated for any reason, the holders of the Notes nonetheless would be guaranteed to receive the principal and interest owed to them.

Covenant Defeasance

Under the indenture, we have the option to take the actions described below and be released from some of the restrictive covenants under the indenture under which the Notes were issued. This is called “covenant defeasance.” In that event, holders of the Notes would lose the protection of those restrictive covenants but would gain the protection of having money and government securities set aside in trust to repay the Notes. In order to achieve covenant defeasance, the following must occur:

•

we must irrevocably deposit or cause to be deposited with the trustee as trust funds for the benefit of all holders of the Notes cash, U.S. government obligations or a combination of cash and U.S. government obligations sufficient, without reinvestment, in the opinion of a nationally recognized firm of independent public accountants, investment bank or appraisal firm, to generate enough cash to make interest, principal and any other applicable payments on the Notes on their various due dates;

•

we must deliver to the trustee an opinion of counsel stating that under U.S. federal income tax law, we may make the above deposit and covenant defeasance without causing holders to be taxed on the Notes differently than if those actions were not taken;

•	we must deliver to the trustee an officers’ certificate stating that the Notes, if then listed on any securities exchange, will not be delisted as a result of the deposit;

•

no default or Event of Default with respect to the Notes has occurred and is continuing, and no defaults or Events of Defaults related to bankruptcy, insolvency or organization occurs during the 90 days following the deposit;

•	the covenant defeasance must not cause the trustee to have a conflicting interest within the meaning of the Trust Indenture Act;

•	the covenant defeasance must not result in a breach or violation of, or constitute a default under, the indenture or any other material agreements or instruments to which we are a party;

•

the covenant defeasance must not result in the trust arising from the deposit constituting an investment company within the meaning of the Investment Company Act of 1940, as amended (the “Investment Company Act”), unless such trust will be registered under the Investment Company Act or exempt from registration thereunder; and

•	we must deliver to the trustee an officers’ certificate and an opinion of counsel stating that all conditions precedent with respect to the covenant defeasance have been complied with.

Full Defeasance

If there is a change in U.S. federal income tax law, we can legally release ourselves from all payment and other obligations on the Notes if we take the following actions below:

•

we must irrevocably deposit or cause to be deposited with the trustee as trust funds for the benefit of all holders of the Notes cash, U.S. government obligations or a combination of cash and U.S. government obligations sufficient, without reinvestment, in the opinion of a nationally recognized firm, of independent public accountants, investment bank or appraisal firm, to generate enough cash to make interest, principal and any other applicable payments on the Notes on their various due dates;

•

we must deliver to the trustee an opinion of counsel confirming that there has been a change to the current U.S. federal income tax law or an Internal Revenue Service ruling that allows us to make the above deposit without causing holders to be taxed on the Notes any differently than if we did not make the deposit;

•	we must deliver to the trustee an officers’ certificate stating that the Notes, if then listed on any securities exchange, will not be delisted as a result of the deposit;

•

no default or Event of Default with respect to the Notes has occurred and is continuing and no defaults or Events of Defaults related to bankruptcy, insolvency or organization occurs during the 90 days following the deposit;

•	the full defeasance must not cause the trustee to have a conflicting interest within the meaning of the Trust Indenture Act;

•	the full defeasance must not result in a breach or violation of, or constitute a default under, the indenture or any other material agreements or instruments to which we are a party;

•

the full defeasance must not result in the trust arising from the deposit constituting an investment company within the meaning of the Investment Company Act unless such trust will be registered under the Investment Company Act or exempt from registration thereunder; and

•	we must deliver to the trustee an officers’ certificate and an opinion of counsel stating that all conditions precedent with respect to the full defeasance have been complied with.

In the event that the trustee is unable to apply the funds held in trust to the payment of obligations under the Notes by reason of a court order or governmental injunction or prohibition, then those of our obligations discharged under the full defeasance or covenant defeasance will be revived and reinstated as though no deposit of funds had occurred, until such time as the trustee is permitted to apply all funds held in trust under the procedure described above to the payment of obligations under the Notes. However, if we make any payment of principal or interest on the Notes to the holders, we will have the right to receive such payments from the trust in the place of the holders.

Counsel may rely on an officers’ certificate as to any matters of fact in giving an opinion of counsel in connection with the full defeasance or covenant defeasance provisions.

Listing

We have applied to list the Notes on NYSE under the symbol “CHRB.” If the application is approved, we expect trading in the Notes on NYSE to begin within 30 business days of the date of the original issue date. The Notes are expected to trade “flat,” meaning that purchasers will not pay and sellers will not receive any accrued and unpaid interest on the Notes that is not included in the trading price thereof.

Governing Law

The indenture and the Notes will be governed by and construed in accordance with the laws of the State of New York.

Global Notes; Book-Entry Issuance

The Notes will be issued in the form of one or more global certificates, or “Global Notes,” registered in the name of The Depository Trust Company, or “DTC.” DTC has informed us that its nominee will be Cede & Co.

Accordingly, we expect Cede & Co. to be the initial registered holder of the Notes. No person that acquires a beneficial interest in the Notes will be entitled to receive a certificate representing that person’s interest in the Notes except as described herein. Unless and until definitive securities are issued under the limited circumstances described below, all references to actions by holders of the Notes will refer to actions taken by DTC upon instructions from its participants, and all references to payments and notices to holders will refer to payments and notices to DTC or Cede & Co., as the registered holder of these securities.

DTC has informed us that it is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds and provides asset servicing for over 3.5 million issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues, and money market instruments from over 100 countries that DTC’s participants, or “Direct Participants,” deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities through electronic computerized book-entry transfers and pledges between Direct Participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is a wholly owned subsidiary of The Depository Trust & Clearing Corporation, or “DTCC.”

DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants” and, together with Direct Participants, “Participants”). DTC has an S&P rating of AA+ and a Moody’s rating of Aaa. The DTC Rules applicable to its participants are on file with the SEC. More information about DTC can be found at www.dtcc.com.

Purchases of the Notes under the DTC system must be made by or through Direct Participants, which will receive a credit for the Notes on DTC’s records. The ownership interest of each actual purchaser of each Note, or the “Beneficial Owner,” is in turn to be recorded on the Direct and Indirect Participants’ records. Beneficial Owners will not receive written confirmation from DTC of their purchase. Beneficial Owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the Notes are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in the Notes, except in the event that use of the book-entry system for the Notes is discontinued.

To facilitate subsequent transfers, all Notes deposited by Direct Participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of the Notes with DTC and their registration in the name of Cede & Co. or such other DTC nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Notes; DTC’s records reflect only the identity of the Direct Participants to whose accounts the Notes are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Redemption notices will be sent to DTC. If less than all of the Notes are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each Direct Participant in the Notes to be redeemed.

Neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to the Notes unless authorized by a Direct Participant in accordance with DTC’s applicable procedures. Under its usual procedures, DTC mails an Omnibus Proxy to us as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts the Notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

Redemption proceeds, distributions and interest payments on the Notes will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit Direct Participants’ accounts upon DTC’s receipt of funds and corresponding detail information from us or the applicable trustee or depositary on the payment date in accordance with their respective holdings shown on DTC’s records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with the Notes held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such Participant and not of DTC nor its nominee, the applicable trustee or depositary, or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of redemption proceeds, distributions and interest payments to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of us or the applicable trustee or depositary. Disbursement of such payments to Direct Participants will be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners will be the responsibility of Direct Participants and Indirect Participants.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

None of the Company, the trustee, any depositary, or any agent of any of them will have any responsibility or liability for any aspect of DTC’s or any participant’s records relating to, or for payments made on account of, beneficial interests in a Global Note, or for maintaining, supervising or reviewing any records relating to such beneficial interests.

Termination of a Global Note

If a Global Note is terminated for any reason, interest in it will be exchanged for certificates in non-book-entry form as certificated securities. After such exchange, the choice of whether to hold the certificated Notes directly or in street name will be up to the investor. Investors must consult their own banks or brokers to find out how to have their interests in a Global Note transferred on termination to their own names, so that they will be holders of the Notes. See “—Form, Exchange and Transfer of Certificated Registered Securities.”

Payment and Paying Agents

We will pay interest to the person listed in the trustee’s records as the owner of the Notes at the close of business on the record date for the applicable interest payment date, even if that person no longer owns the Note on the interest payment date. Because we pay all the interest for an interest period to the holders on the record date, holders buying and selling the Notes must work out between themselves the appropriate purchase price. The most common manner is to adjust the sales price of the Notes to prorate interest fairly between buyer and seller based on their respective ownership periods within the particular interest period.

Payments on Global Notes

We will make payments on the Notes so long as they are represented by Global Notes in accordance with the applicable policies of the depositary in effect from time to time. Under those policies, we will make payments directly to the depositary, or its nominee, and not to any indirect holders who own beneficial interest in the Global Notes. An indirect holder’s right to those payments will be governed by the rules and practices of the depositary and its participants.

Payments on Certificated Securities

In the event the Notes become represented by certificates, we will make payments on the Notes as follows. We will pay interest that is due on an interest payment date by check mailed on the interest payment date to the holder of the Note at his or her address shown on the trustee’s records as of the close of business on the record date. We will make all payments of principal by check or wire transfer at the office of the trustee in the contiguous United States and/or at other offices that may be specified in the indenture or a notice to holders against surrender of the Note.

Payment When Offices Are Closed

If any payment is due on the Notes on a day that is not a business day, we will make the payment on the next day that is a business day. Payments made on the next business day in this situation will be treated under the indenture as if they were made on the original due date. Such payment will not result in a default under the Notes or the indenture, and no interest will accrue on the payment amount from the original due date to the next day that is a business day.

Book-entry and other indirect holders should consult their banks or brokers for information on how they will receive payments on the Notes.

Form, Exchange and Transfer of Certificated Registered Securities

Notes in physical, certificated form will be issued and delivered to each person that DTC identifies as a beneficial owner of the related Notes only if:

•	DTC notified us at any time that it is unwilling or unable to continue as depositary for the Global Notes;

•	DTC ceases to be registered as a clearing agency under the Securities Exchange Act of 1934, as amended; or

•	an Event of Default with respect to such Global Note has occurred and is continuing.

Holders may exchange their certificated securities for Notes of smaller denominations or combined into fewer Notes of larger denominations, as long as the total principal amount is not changed and as long as the denomination is equal to or greater than $25.

Holders may exchange or transfer their certificated securities at the office of the trustee. We have appointed the trustee to act as our agent for registering the Notes in the name of holders transferring Notes. We may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts.

Holders will not be required to pay a service charge for any registration of transfer or exchange of their certificated securities, but they may be required to pay any tax or other governmental charge associated with the registration of transfer or exchange. The transfer or exchange will be made only if our transfer agent is satisfied with the holder’s proof of legal ownership.

If we redeem any of the Notes, we may block the transfer or exchange of those Notes selected for redemption during the period beginning 15 days before the day we deliver the notice of redemption and ending on the day of such delivery, in order to determine or fix the list of holders. We may also refuse to register transfers or exchanges of any certificated Notes selected for redemption, except that we will continue to permit transfers and exchanges of the unredeemed portion of any Note that will be partially redeemed.

About the Trustee

Wilmington Savings Fund Society, FSB will be the trustee under the indenture and will be the principal paying agent and registrar for the Notes. The trustee may resign or be removed with respect to the Notes provided that a successor trustee is appointed to act with respect to the Notes.

U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of the material U.S. federal income tax consequences of the ownership and disposition of the Notes. This summary only addresses the U.S. federal income tax consequences to holders that acquire the Notes pursuant to this offering at their initial offering price and hold the Notes as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment) for U.S. federal income tax purposes. This discussion does not describe all of the U.S. federal income tax consequences that may be relevant to a holder in light of its particular circumstances or to holders subject to special rules, including, without limitation, tax-exempt organizations, holders subject to the U.S. federal alternative minimum tax, dealers in securities or currencies, traders in securities that elect the mark-to-market method of accounting, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, certain former citizens or residents of the United States, controlled foreign corporations, passive foreign investment companies, partnerships, S corporations or other pass-through entities, persons whose functional currency is not the U.S. dollar, persons required for U.S. federal income tax purposes to conform the timing of income accruals to their financial statements, and persons that hold the Notes in connection with a straddle, hedging, conversion or other risk-reduction transaction.

The U.S. federal income tax consequences set forth below are based upon the Code, applicable U.S. Department of the Treasury regulations (“Regulations”), court decisions, and rulings and pronouncements of the Internal Revenue Service (the “IRS”), all as in effect on the date hereof, and all of which are subject to change or differing interpretations at any time with possible retroactive effect. There can be no assurance that the IRS will not challenge one or more of the tax consequences described herein. We have not sought any ruling from the IRS with respect to statements made and conclusions reached in this discussion, and there can be no assurance that the IRS will agree with such statements and conclusions.

As used herein, the term “U.S. holder” means a beneficial owner of a Note that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•

a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•

a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes; or

•	an estate, the income of which is includible in gross income for U.S. federal income tax purposes, regardless of its source.

As used herein, the term “non-U.S. holder” means a beneficial owner of a Note that is neither a U.S. holder nor a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of a Note, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A beneficial owner that is a partnership and partners in such a partnership should consult their tax advisors about the U.S. federal income tax consequences of the ownership and disposition of the Notes.

This summary does not consider the effect of the U.S. federal estate or gift tax laws or the Medicare tax on certain net investment income. Charah Solutions, Inc. intends to treat the Notes as indebtedness for U.S. federal income tax purposes. This summary also assumes that the Notes will be treated as indebtedness for U.S. federal income tax purposes.

Investors considering the purchase of the Notes should consult their own tax advisors with respect to the application of the U.S. federal income tax laws to their particular situation, as well as any tax consequences arising under the U.S. federal estate or gift tax rules, under the Medicare tax on certain net investment income or under the laws of any state, local or foreign taxing jurisdiction or under any applicable tax treaty.

U.S. Holders

Payments of Interest

Payments of interest on a Note generally will be taxable to a U.S. holder as ordinary interest income at the time such payments are accrued or are received (in accordance with the U.S. holder’s regular method of tax accounting). Certain holders that use the accrual method of accounting for U.S. federal income tax purposes generally will be required to include certain amounts in income with respect to the Notes no later than the time that such amounts are reflected on certain financial statements of such holders.

Original Issue Discount

It is expected that the Notes will not be issued with an issue price (i.e., the first price at which a substantial amount of the Notes is sold for money to persons, other than to bond houses, brokers or similar persons or organizations acting in the capacity of the underwriters, placement agents or wholesalers) that is less than their stated principal amount by more than the statutory de minimis amount. If this is the case, the Notes will not be subject to the original issue discount (“OID”) rules. If, however, the stated principal amount of the Notes exceeds their issue price by more than the statutory de minimis amount, a U.S. holder will be required to include OID in income for U.S. federal income tax purposes as it accrues under a constant yield method, regardless of such U.S. holder’s method of tax accounting. As a result, U.S. holders may be required to include OID in taxable income prior to the receipt of cash by such U.S. holders. The remainder of this summary assumes that the Notes will not be subject to the OID rules.

Sale, Redemption, Exchange or Other Taxable Disposition of Notes

A U.S. holder generally will recognize gain or loss on the sale, redemption (including any optional redemption by us as described in this prospectus), exchange or other taxable disposition of a Note in an amount equal to the difference between (i) the proceeds received by the holder in exchange for such Note (less an amount attributable to any accrued but unpaid interest, which will be treated as a payment of interest for U.S. federal income tax purposes) and (ii) the U.S. holder’s adjusted U.S. federal income tax basis in the Note. The proceeds received by a U.S. holder will include the amount of any cash and the fair market value of any other property received for the Note. In general, a U.S. holder’s adjusted U.S. federal income tax basis in a Note will equal the amount paid for the Note. Such gain or loss recognized by a U.S. holder on a disposition of a Note will be capital gain or loss and will be long-term capital gain or loss if the holder held the Note for more than one year. Under current U.S. federal income tax law, net long-term capital gains of individuals and other non-corporate U.S. holders are eligible for taxation at preferential rates. The deductibility of capital losses is subject to certain limitations. Prospective investors should consult with their own tax advisors concerning these tax law provisions.

Information Reporting and Backup Withholding

Unless a U.S. holder is an exempt recipient, such as a corporation, payments made with respect to the Notes or proceeds from the disposition of the Notes may be subject to information reporting and may also be subject to U.S. federal backup withholding at the applicable rate if a U.S. holder fails to comply with applicable U.S. information reporting and certification requirements.

Backup withholding is not an additional tax. Any amount withheld from a payment to a U.S. holder under the backup withholding rules generally will be allowed as a refund or a credit against such holder’s U.S. federal income tax liability, provided the required information is furnished timely to the IRS.

Non-U.S. Holders

Payments of Interest

Subject to the discussions below concerning backup withholding and Sections 1471 through 1474 of the Code (“FATCA”), interest paid on a Note by us or our agent to a non-U.S. holder will qualify for the “portfolio interest exemption” and will not be subject to U.S. federal income tax or withholding tax; provided that such interest income is not effectively connected with a U.S. trade or business of the non-U.S. holder (and, in the case of certain tax treaties, is not attributable to a permanent establishment within the United States); and provided that:

•	the non-U.S. holder does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of Charah Solutions, Inc. that are entitled to vote;

•	the non-U.S. holder is not a controlled foreign corporation for U.S. federal income tax purposes that is related to Charah Solutions, Inc. actually or constructively;

•

the non-U.S. holder is not a bank that acquired the Note in consideration for an extension of credit made pursuant to a loan agreement entered into in the ordinary course of business (as described in Section 881(c)(3)(A) of the Code);

•

the non-U.S. holder provides the proper variant of IRS Form W-8 (or a suitable substitute form) signed under penalties of perjury that includes the non-U.S. holder’s name and address, and certifies as to non-U.S. status in compliance with applicable law and regulations (including, if applicable, special certification rules for Notes held by a foreign partnership and other intermediaries); and

•	we or our paying agent do not have actual knowledge or reason to know that the beneficial owner of the Note is a U.S. person.

If such non-U.S. holder cannot satisfy the requirements described above, payments of interest made to the non-U.S. holder will be subject to the 30% U.S. federal tax withholding unless (i) the interest is effectively connected with a U.S. trade or business of such non-U.S. holder (and, in the case of certain tax treaties, is attributable to a permanent establishment within the United States) and such non-U.S. holder satisfies the applicable certification requirements (as discussed below) or (ii) such holder provides us with a properly executed variant of IRS Form W-8 (or a suitable substitute form) claiming an exemption from (or reduction of) withholding under an applicable income tax treaty.

If interest on a Note is effectively connected with a U.S. trade or business of a non-U.S. holder (and, in the case of certain income tax treaties, is attributable to a U.S. permanent establishment) within the United States, the non-U.S. holder generally will not be subject to withholding if the non-U.S. holder complies with applicable IRS certification requirements (i.e., by delivering a properly executed IRS Form W-8ECI (or a suitable substitute form) and generally will be subject to U.S. federal income tax on a net income basis at regular graduated rates in the same manner as if the holder were a U.S. holder. In the case of a non-U.S. holder that is a corporation, such effectively connected income also may be subject to the additional branch profits tax, which generally is imposed on a foreign corporation on the deemed repatriation from the United States of effectively connected earnings and profits at a 30% rate (or such lower rate as may be prescribed by an applicable tax treaty).

Sale, Redemption, Exchange or Other Taxable Disposition of Notes

Subject to the discussion below concerning backup withholding, any gain recognized by a non-U.S. holder on the disposition of a Note (other than amounts attributable to accrued and unpaid interest, which are treated as described under “—Non-U.S. Holders—Payments of Interest”) generally will not be subject to U.S. federal income tax or withholding, unless:

•

the gain is effectively connected with the conduct of a U.S. trade or business of the non-U.S. holder (and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment maintained in the United States by the non-U.S. holder); or

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more during the taxable year of that disposition, and certain other conditions are met.

If a non-U.S. holder’s gain is described in the first bullet point above, such holder will be exempt from U.S. federal withholding tax (provided that the certification requirements discussed above are satisfied) but instead will be subject to tax at regular graduated U.S. federal income tax rates on the net gain generally in the same manner as if such holder were a U.S. holder. If a non-U.S. holder is a foreign corporation that recognizes gain described in the first bullet point above, such holder may also be subject to the branch profits tax equal to 30% (or such lower rate as may be prescribed under an applicable U.S. income tax treaty) of its effectively connected earnings and profits. If a non-U.S. holder is described in the second bullet point above, such holder will be subject to a flat 30% tax on the gain recognized (which gain may be offset by certain U.S.-source capital losses), even though the holder is not considered a resident of the United States. A non-U.S. holder should consult his or her tax advisor regarding the tax consequences of the disposition of the Notes.

Information Reporting and Backup Withholding

Non-U.S. holders may be required to comply with certain certification procedures to establish that the holder is not a U.S. person in order to avoid information reporting and backup withholding with respect to payments on the Notes or proceeds from the disposition of the Notes. Information returns generally will be filed with the IRS, however, in connection with payments of interest on the Notes to non-U.S. holders. Copies of the information returns reporting such interest payments and any withholding may also be made available to the tax authorities in the country in which a non-U.S. holder resides under the provisions of an applicable income tax treaty.

Backup withholding is not an additional tax. Any amount withheld from a payment to a non-U.S. holder under the backup withholding rules generally will be allowed as a refund or a credit against such holder’s U.S. federal income tax liability, provided the required information is furnished timely to the IRS.

Non-U.S. holders should consult their tax advisors regarding the application of information reporting and backup withholding in their particular situations, the availability of an exemption therefrom, and the procedures for obtaining such an exemption, if available.

FATCA

FATCA imposes a 30% U.S. withholding tax on certain U.S. source payments, including interest, and, except as discussed below, on the gross proceeds from a disposition of property of a type which can produce U.S. source interest (“Withholdable Payments”), if paid to a foreign financial institution (including amounts paid to a foreign financial institution on behalf of a holder), unless such institution enters into an agreement with the U.S. Department of the Treasury to collect and provide to the U.S. Department of the Treasury certain information (that is in addition to and more onerous than, the requirement to deliver an applicable U.S. nonresident withholding tax certification form (e.g., IRS Form W-8), as discussed above) regarding U.S. financial account holders, including certain account holders that are foreign entities with U.S. owners, or otherwise complies with FATCA. FATCA also generally imposes a withholding tax of 30% on Withholdable Payments made to a non-financial foreign entity unless such entity provides the withholding agent with a certification that it does not have any substantial U.S. owners or a certification identifying the direct and indirect substantial U.S. owners of the entity. Under certain circumstances, a holder may be eligible for refunds or credits of such taxes. While withholding under FATCA would also have applied to payments of gross proceeds from a taxable disposition of the Notes on or after January 1, 2019, proposed Regulations (the preamble to which indicates that taxpayers may rely on the Regulations pending their finalization) eliminate FATCA withholding on payments of gross proceeds entirely.

These withholding and reporting requirements generally apply to U.S. source periodic payments (such as interest payments on the Notes and potentially proceeds from the sale of the Notes to the extent treated as interest for U.S. federal income tax purposes). If we determine withholding is appropriate with respect to the Notes, we will withhold tax at the applicable statutory rate, and we will not pay any additional amounts in respect of such withholding.. Foreign financial institutions and non-financial foreign entities located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. We will not be required to pay any additional amounts in respect of any payments to which FATCA withholding applies. Holders are urged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in the Notes.

The U.S. federal income tax summary set forth above is included for general information only and may not be applicable depending upon your particular situation. You should consult your own tax advisors with respect to the tax consequences to you of the ownership and disposition of the Notes, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in federal or other tax laws.

UNDERWRITING (CONFLICTS OF INTEREST)

B. Riley is acting as book-running manager and representative of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters dated August 20, 2021 (the “Underwriting Agreement”), we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the principal amount of Notes set forth opposite its name below.

Underwriter	Principal Amount of Notes
B. Riley Securities, Inc	$80,325,000
Boenning & Scattergood, Inc.	2,700,000
Janney Montgomery Scott LLC	7,425,000
Ladenburg Thalmann & Co. Inc.	11,812,500
William Blair & Company, L.L.C.	11,812,500
EF Hutton, division of Benchmark Investments, LLC	5,400,000
Aegis Capital Corp.	2,700,000
Huntington Securities, Inc.	1,350,000
Newbridge Securities Corporation	9,112,500
B.C. Ziegler & Company	1,687,500
Colliers Securities LLC	675,000

Total	$135,000,000

Subject to the terms and conditions set forth in the Underwriting Agreement, the underwriters have agreed, severally and not jointly, to purchase all of the Notes sold under the Underwriting Agreement. These conditions include, among others, the continued accuracy of representations and warranties made by us in the Underwriting Agreement, delivery of legal opinions and the absence of any material changes in our assets, business or prospects after the date of this prospectus.

The several obligations of the underwriters under the Underwriting Agreement are conditional and may be terminated on the occurrence of certain stated events, including, in the event that at or prior to the closing of the offering: (i) any change, or any development or event involving a prospective change, in the condition (financial or otherwise), results of operations, business, properties or prospects of us and our subsidiaries taken as a whole which, in the judgment of B. Riley, is material and adverse and makes it impractical or inadvisable to market the Notes; (ii) any change in U.S. or international financial, political or economic conditions or currency exchange rates or exchange controls the effect of which is such as to make it, in the judgment of B. Riley, impractical to market or to enforce contracts for the sale of the Notes, whether in the primary market or in respect of dealings in the secondary market; (iii) any suspension or material limitation of trading in securities generally on the New York Stock Exchange or NASDAQ Stock Market, or any setting of minimum or maximum prices for trading on such exchange; (iv) any suspension of trading of any of our securities on any exchange or in the over-the-counter market; (v) any banking moratorium declared by any U.S. federal or New York authorities; (vi) any major disruption of settlements of securities, payment or clearance services in the United States or any other country where such securities are listed or (vii) any attack on, outbreak or escalation of hostilities or act of terrorism involving the United States, any declaration of war by Congress or any other national or international calamity or emergency if, in the judgment of B. Riley, the effect of any such attack, outbreak, escalation, act, declaration, calamity or emergency is such as to make it impractical or inadvisable to market the Notes or to enforce contracts for the sale of the Notes on the terms and in the manner contemplated in this prospectus.

B. Riley, as representative of the underwriters, elected to exercise its option to purchase an additional $5,000,000 aggregate principal amount of Notes offered hereby. If any Notes are purchased pursuant to the Option, the underwriters will, severally but not jointly, purchase the Notes in approximately the same proportions as set forth in the above table. A purchaser who acquires any Notes forming part of the underwriters’ Option acquires such Notes under this prospectus, regardless of whether the position is ultimately filled through the exercise of the Option or secondary market purchases.

We have agreed to indemnify the underwriters against certain liabilities, including, among other things, liabilities under the Securities Act or to contribute to payments the underwriters may be required to make in respect of those liabilities.

We expect to deliver the Notes against payment for such Notes on or about August 25, 2021, which will be the second business day following the date of the pricing of the Notes.

Discounts and Expenses

B. Riley has advised us that the underwriters propose initially to offer the Notes to the public at the public offering price and to dealers at that price less a concession not in excess of $0.525 per Note. After the underwriters have made a reasonable effort to sell all of the Notes at the offering price, such offering price may be decreased and may be further changed from time to time to an amount not greater than the offering price set forth herein, and the compensation realized by the underwriters will effectively be decreased by the amount that the price paid by purchasers for the Notes is less than the original offering price. Any such reduction will not affect the net proceeds received by us. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

The following table shows the per share and total underwriting discount that we are to pay to the underwriters in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the Option.

	Price to the Public	Underwriting Discount(1)	Net Proceeds(2)
Per Note	$25.00	$0.875	$24.125

Total(3)	$135,000,000	$4,725,000	$130,275,000

(1)	Pursuant to the terms of the Underwriting Agreement, the underwriters will receive a discount equal to $0.875 per Note.
(2)	After deducting the underwriting discount but before deducting the other fees and expenses of the offering, estimated to be $130,275,000.
(3)	B. Riley, as representative of the underwriters, elected to exercise its option to purchase an additional $5,000,000 aggregate principal amount of Notes offered hereby.

We have agreed to reimburse the underwriters for their reasonable out-of-pocket expenses, including attorneys’ fees, up to $100,000. In addition to the underwriting discounts, we have agreed to pay to B. Riley other fees equal to 0.5% of the gross offering proceeds, which other fees are to be paid in cash at the closing of this offering, and any additional closing in connection with the exercise of the Option. We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees, legal and accounting expenses and underwriter reimbursements, will be approximately $805,728.50. In addition, see “Additional Relationship and Conflicts of Interest” below for the information regarding a fee to be paid to B. Riley in connection with its commitment prior to the commencement of this offering to underwrite up to $120.0 million in this offering, which fee will be paid as an underwriting discount at the consummation of this offering.

One of our existing significant stockholders, BCP, has agreed to backstop up to approximately $15,000,000 of Notes in the offering to the extent such Notes aren’t otherwise sold. However, such interest is not binding on the Company or the underwriters and the underwriters may determine to sell more, less or no Notes in this offering to BCP.

Stock Exchange Listing

We have applied to list the Notes on the NYSE. If the application is approved, trading of the Notes on the NYSE is expected to begin within 30 days after the date of initial delivery of the Notes. We have been advised by the underwriters that they presently intend to make a market in the Notes after completion of the offering. However, the underwriters will have no obligation to make a market in the Notes and may cease market-making activities at any time without any notice, in their sole discretion. Accordingly, an active trading market on the NYSE for the Notes may not develop or, even if one develops, may not last, in which case the liquidity and market price of the Notes could be adversely affected, the difference between bid and asked prices could be substantial and your ability to transfer the Notes at the time and price desired will be limited.

Price Stabilization, Short Positions

Until the distribution of the Notes is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our Notes. However, the representative may engage in transactions that have the effect of stabilizing the price of the Notes, such as purchases and other activities that peg, fix or maintain that price.

In connection with this offering, the underwriters may bid for or purchase and sell our Notes in the open market. These transactions may include short sales and purchases on the open market to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of our Notes than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the Underwriters’ option to purchase additional Notes in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional Notes or purchasing Notes in the open market. In determining the source of Notes to close out the covered short position, the underwriters will consider, among other things, the price of Notes available for purchase in the open market as compared to the price at which they may purchase additional Notes pursuant to the option granted to them. “Naked” short sales are sales in excess of the option to purchase additional Notes. The underwriters must close out any naked short position by purchasing Notes in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our Notes in the open market after pricing that could adversely affect investors who purchase in this offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales and other activities may have the effect of raising or maintaining the market price of the Notes or preventing or retarding a decline in the market price of the Notes. As a result, the price of the Notes may be higher than the price that might otherwise exist in the open market. If these activities are commenced, they may be discontinued at any time. The underwriters may conduct these transactions on the NYSE, in the over-the-counter market or otherwise.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased Notes sold by or for the account of such underwriter in stabilizing or short covering transactions.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our Notes. In addition, neither we nor any of the underwriters make any representation that the representative will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Offer, Sale and Distribution of Notes

This prospectus in electronic format may be made available on websites maintained by one or more of the underwriters, and the underwriters may distribute the prospectus electronically.

Other than this prospectus in electronic format, the information on any underwriter’s or any selling group member’s website and any information contained in any other website maintained by an underwriter or any selling group member is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or any selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Additional Relationships and Conflicts of Interest

B. Riley, the lead bookrunning manager in this offering, entered into the B. Riley Stock Purchase Agreement pursuant to which B. Riley purchased 2,888,889 shares of our common stock in a private transaction at $4.50 per share, which purchase was completed on August 6, 2021. Pursuant to the Investor Rights Agreement, B. Riley Financial nominated Kenneth M. Young to our board of directors. B. Riley has also agreed to purchase $35,000,000 of Notes in the offering.

In addition, B. Riley has committed, prior to the commencement of this offering, to underwrite up to $120.0 million in this offering, subject to certain terms and conditions; in consideration for this commitment, we have agreed to pay B. Riley a fee of 2.0% for such commitment, which shall be payable as a further underwriting discount.

An affiliate of B. Riley has agreed to enter into an agreement pursuant to which it will cash collateralize the Issuer’s existing outstanding letters of credit.

Because of the foregoing, the representative has a “conflict of interest” within the meaning of Rule 5121 of the Financial Industry Regulatory Authority (“FINRA”), and this offering will be conducted in accordance with Rule 5121. The representative may not make sales of Notes in this offering to any of its discretionary accounts without the prior written approval of the account holder. FINRA Rule 5121 requires that a “qualified independent underwriter” meeting certain standards participate in the preparation of this prospectus supplement and exercise the usual standards of due diligence with respect thereto. Boenning, has assumed the responsibilities of acting as a “qualified independent underwriter” within the meaning of Rule 5121 in connection with this offering. Boenning will not receive any additional compensation for acting as qualified independent underwriter. We have agreed to indemnify Boenning for acting as a qualified independent underwriter against certain liabilities, including liabilities under the Securities Act and to contribute to payments that Boenning may be required to make for these liabilities.

LEGAL MATTERS

Kirkland & Ellis LLP, Houston, Texas, will pass upon certain legal matters for us in connection with the offering of the Notes. The underwriters are being represented in connection with the offering of the Notes by Duane Morris LLP, New York, New York.

EXPERTS

The financial statements, and the related financial statement schedule, incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2020, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such financial statements and financial statement schedule have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Charah Solutions, Inc. files annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements and other information that we file electronically with the SEC at www.sec.gov, from which interested persons can electronically access the registration statement, of which this prospectus is a part, including the exhibits and schedules thereto. The reports and other information we file with the SEC also are available through our website at ir.charah.com. The information on our website is not part of this prospectus, other than documents that we file with the SEC that are incorporated by reference in this prospectus.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows “incorporation by reference” into this prospectus of information that we file with the SEC. This means that we can disclose important information by referring you to those documents. Any information referred to in this way is considered part of this prospectus from the date we file that document. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus. You should read carefully the information incorporated herein by reference because it is an important part of this prospectus.

We incorporate by reference into this prospectus and the registration of which this prospectus is a part the following documents or information filed with the SEC (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules):

•	our Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 24, 2021;

•	our Quarterly Report on Form 10-Q for the period ended March 31, 2021, filed with the SEC on May 12, 2021 and for the period ended June 30, 2021, filed with the SEC on August 9, 2021;

•	our Current Reports on Form 8-K filed with the SEC on March 22, 2021, March 23, 2021, April 29, 2021, June 16, 2021, July 29, 2021 and August 9, 2021; and

•	our Definitive Proxy Statement on Schedule 14A filed with the SEC on April 27, 2021 and revised on April 28, 2021.

In addition, all documents subsequently filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the offering, shall be deemed to be incorporated by reference into this prospectus; provided, however, that all reports, exhibits and other information that we “furnish” to the SEC will not be considered incorporated by reference into this prospectus. Any statement contained in a document incorporated by reference in this prospectus or any prospectus supplement shall be deemed to be modified or superseded to the extent that a statement contained herein, therein or in any other subsequently filed document that also is incorporated by reference herein or therein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus or any prospectus supplement.

In addition to accessing the above information through the SEC’s website at www.sec.gov, we will provide without charge to each person to whom this prospectus is delivered, upon written or oral request, a copy of any or all documents referred to above which have been incorporated by reference into this prospectus, excluding exhibits to those documents unless they are specifically incorporated by reference into those documents. Written or telephone requests should be directed to Charah Solutions, Inc., 12601 Plantside Drive, Louisville, KY 40299, telephone number (502) 245-1353.

$135,000,000

CHARAH SOLUTIONS, INC.

8.50% Senior Notes due 2026

PROSPECTUS

Book-Running Managers

B. Riley Securities      Boenning & Scattergood      Janney Montgomery Scott

Ladenburg Thalmann                              William Blair

Lead Manager

EF Hutton, division of Benchmark Investments, LLC

Co-Managers

Aegis Capital Corp.         Colliers Securities LLC         Huntington Capital Markets          Newbridge Securities Corporation          Ziegler

August 20, 2021